UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 5, 2014

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

QUARTERLY REPORT
For the three and nine month periods ended September 30, 2014

REYNOLDS GROUP HOLDINGS LIMITED
New Zealand
(Jurisdiction of incorporation or organization)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

QUARTERLY REPORT
For the three and nine month periods ended September 30, 2014

BEVERAGE PACKAGING HOLDINGS GROUP
Luxembourg
(Jurisdiction of incorporation or organization)

c/o Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

By:	/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
November 5, 2014

Introductory Note

In this quarterly report, references to “we,” “us,” “our” or the "RGHL Group" are to Reynolds Group Holdings Limited ("RGHL") and its consolidated subsidiaries, unless otherwise indicated.

Certain financial information that is normally included in annual financial statements, including certain financial statement notes, is not required for interim reporting purposes and has been condensed or omitted in this quarterly report. Our annual report on Form 20-F for the year ended December 31, 2013 filed with the United States Securities and Exchange Commission (the "SEC") on February 27, 2014 (the "Annual Report") also includes certain other information about our business, including risk factors and more detailed descriptions of our businesses, which is not included in this quarterly report. This quarterly report should be read in conjunction with the Annual Report, including the consolidated financial statements and notes thereto included therein. A copy of the Annual Report, including the exhibits thereto, may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at http://www.sec.gov, from which interested persons can electronically access the Annual Report. The Annual Report can also be found at www.reynoldsgroupholdings.com, or a copy will be provided free of charge upon written request to Mr. Joseph Doyle, RGHL Group Legal Counsel, 1900 West Field Court, Lake Forest, Illinois, 60045.

We have prepared this quarterly report pursuant to (i) the requirements of the indentures that govern our senior secured notes (collectively, the "Reynolds Senior Secured Notes") and our senior notes (collectively, the "Reynolds Senior Notes") that are covered by an effective registration statement as described below and the 2013 Notes as defined below and (ii) the credit agreement with our lenders governing our senior secured credit facilities (the “Senior Secured Credit Facilities”). Our outstanding notes include:

•	Notes covered by an effective registration statement filed with the SEC (collectively, the “Reynolds Notes”), comprised of:

•	The September 2012 5.750% Senior Secured Notes due 2020;

•	The February 2012 9.875% Senior Notes due 2019;

•	The August 2011 7.875% Senior Secured Notes due 2019 and the 9.875% Senior Notes due 2019;

•	The February 2011 6.875% Senior Secured Notes due 2021 and the 8.250% Senior Notes due 2021;

•	The October 2010 7.125% Senior Secured Notes due 2019 and the 9.000% Senior Notes due 2019; and

•	The May 2010 8.500% Senior Notes due 2018.

•	Notes not covered by an effective registration statement filed with the SEC (collectively, the "2013 Notes"), comprised of:

•	The November 2013 5.625% Senior Notes due 2016 (the "2013 Senior Notes") and the December 2013 6.000% Senior Subordinated Notes due 2017 (the "2013 Senior Subordinated Notes").

The indentures governing certain of our outstanding notes also require us to provide certain information for Beverage Packaging Holdings Group ("Bev Pack"), comprised of Beverage Packaging Holdings (Luxembourg) I S.A. ("BP I") and its consolidated subsidiaries and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II"), subsidiaries of RGHL. These indentures, as well as the Senior Secured Credit Facilities, are described more fully in our Annual Report. Additionally, refer to note 12 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for more information.

Non-GAAP Financial Measures

In this quarterly report, we utilize certain non-GAAP financial measures and ratios, including earnings before interest, tax, depreciation and amortization (“EBITDA”) and Adjusted EBITDA. Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit net of cash distributed. These measures are presented because we believe that they and similar measures are widely used in the markets in which we operate as a means of evaluating a company’s operating performance and financing structure and, in certain cases, because those measures are used to determine compliance with covenants in our debt agreements and compensation of certain management. They may not be comparable to other similarly titled measures of other companies and are not measurements under International Financial Reporting Standards (“IFRS"), as issued by the International Accounting Standards Board (“IASB"), generally accepted accounting principles in the United States of America (“U.S. GAAP"), or other generally accepted accounting principles, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period or operating cash flows determined in accordance with IFRS, nor should they be considered as substitutes for the information contained in our historical financial statements prepared in accordance with IFRS included in this quarterly report. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. For additional information regarding the non-GAAP financial measures used by management, refer to note 4 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.
Forward-Looking Statements

This quarterly report includes forward-looking statements. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate,” “plan,” “intend,” “should,” “would,” “could,” “may,” "might," “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. We have based these forward-looking statements on our management's current view with respect to future events and financial performance and future business and economic conditions more generally. These views reflect the best judgment of our management, but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements as a result of the following risks, uncertainties and assumptions, among others:

•	risks related to the future costs of raw materials, energy and freight;

•	risks related to economic downturns in our target markets;

•	risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance;

•	risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws;

•	risks related to the impact of a loss of any of our key manufacturing facilities;

•	risks related to our exposure to environmental liabilities and potential changes in legislation or regulation;

•	risks related to our dependence on key management and other highly skilled personnel;

•	risks related to the consolidation of our customer bases, competition and pricing pressure;

•	risks related to exchange rate fluctuations;

•	risks related to dependence on the protection of our intellectual property and the development of new products;

•	risks related to our pension plans;

•
risks related to acquisitions or dispositions, including completed and future acquisitions or dispositions, such as the risks that we may be unable to complete an acquisition or disposition in the timeframe anticipated, on its original terms, or at all, or that we may not be able to achieve some or all of the benefits that we expect to achieve from such acquisitions, including risks related to integration of our acquired businesses, or that a disposition may have an unanticipated affect on our retained businesses;

•	risks related to our hedging activities which may result in significant losses and in period-to-period earnings volatility;

•	risks related to our suppliers of raw materials and any interruption in our supply of raw materials;

•	risks related to our substantial indebtedness and our ability to service our current and future indebtedness;

•	risks related to increases in interest rates which would increase the cost of servicing our debt;

•	risks related to restrictive covenants in certain of our outstanding notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility; and

•	risks related to other factors discussed or referred to in this quarterly report.
The risks described above and the risks disclosed in or referred to in "Part II - Other Information — Item 1A. Risk Factors” in this quarterly report and in "Part I — Item 3. Key Information — Risk Factors” of our Annual Report are not exhaustive. Other sections of this quarterly report describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and included elsewhere in this quarterly report.

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.
Refer to the attached F pages and G pages of this quarterly report for the interim unaudited condensed consolidated financial statements and notes thereto for the three and nine month periods ended September 30, 2014 and September 30, 2013 for the RGHL Group and for Bev Pack, respectively.
ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
Overview
RGHL was incorporated on May 30, 2006 in New Zealand under the Companies Act 1993. We are a leading global manufacturer and supplier of consumer food, beverage and foodservice packaging products. We are one of the largest consumer food, beverage and foodservice packaging companies in the United States, as measured by revenue, with leading market positions in many of our product lines based on management's analysis of industry data. We sell our products to customers globally, including to a diversified mix of leading multinational companies, large national and regional companies and small local businesses. We primarily serve the consumer food, beverage and foodservice market segments. We operate through six segments: SIG, Evergreen, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging.

Our Segments
SIG
SIG is a leading manufacturer of aseptic carton packaging systems for both beverage and liquid food products, including juices, milk, soups and sauces. Aseptic carton packaging, most prevalent in Europe and Asia, is designed to allow beverages or liquid food to be stored for extended periods of time without refrigeration. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services. SIG has a large global customer base with its largest presence in Europe.

Evergreen
Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk markets. Fresh carton packaging, most predominant in North America, is designed for beverages that require a cold-chain distribution system, and therefore have a more limited shelf life than beverages in aseptic carton packaging. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other fresh beverage carton manufacturers. Evergreen also produces paper products, including coated groundwood primarily for catalogs, inserts, magazine and commercial printing, and uncoated freesheet primarily for envelope, specialty and offset printing paper. Evergreen has a large customer base and operates primarily in North America.

Closures
Closures is a leading manufacturer of plastic beverage caps and closures, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market. Closures’ products also serve the liquid dairy, food, beer and liquor and automotive fluid markets. In addition to supplying plastic caps and closures, Closures also offers high speed rotary capping equipment, which secures caps on a variety of packaging, and related services. Closures has a large global customer base with its largest presence in North America.

Reynolds Consumer Products
Reynolds Consumer Products is a leading U.S. manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware. These products are typically used by consumers in their homes and are sold through a variety of retailers. Reynolds Consumer Products sells many of its products under well known brands, such as Reynolds and Hefty, and also offers store branded products. Reynolds Consumer Products has a large customer base and operates primarily in North America.

Pactiv Foodservice
Pactiv Foodservice is a leading manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and polyethylene terephthalate ("PET") egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers. Pactiv Foodservice distributes its foodservice and food packaging products to foodservice distributors, food processors, supermarket distributors, supermarkets and restaurants. Pactiv Foodservice has a large customer base and operates primarily in North America.

Graham Packaging
Graham Packaging is a leading designer and manufacturer of value-added, custom blow molded plastic containers for branded consumer products. Graham Packaging focuses on product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. Graham Packaging has a large global customer base with its largest presence in North America.

Inter-segment Sales
Prior to January 1, 2014 Pactiv Foodservice's sales of Hefty and store branded products to Reynolds Consumer Products and Reynolds Consumer Products' sales of non-branded products to Pactiv Foodservice were sold at cost. Effective January 1, 2014, sales between Pactiv Foodservice and Reynolds Consumer Products are determined with reference to prevailing market prices on an arm's-length basis. The results for the three and nine month periods ended September 30, 2013 have been revised to reflect the current pricing structure for comparability purposes. There is no impact to the consolidated financial results. With this change, all inter-segment pricing is determined with reference to prevailing market pricing on an arm's-length basis.

Strategic Reviews
On July 28, 2014, the RGHL Group announced it is undertaking a strategic review of its ownership of its Evergreen and Closures businesses. This initiative is part of a review and possible reallocation of capital and resources within the RGHL Group's business portfolio. In addition, as a result of an approach received, the RGHL Group has decided to also undertake a strategic review of its SIG business. Both reviews may result in a decision to sell some or all of those businesses, although no decision has been made at this time to do so.

Key Factors Influencing our Financial Condition and Results of Operations
The following discussion should be read in conjunction with “Key Factors Influencing our Financial Condition and Results of Operations” in “Part I — Item 5. Operating and Financial Review and Prospects” of our Annual Report, which discusses further key factors influencing our financial condition and results of operations.

Acquisitions, Substantial Leverage and Other Transaction-Related Effects
The six segments in which we operate have all been acquired through a series of transactions. Our results of operations, financial position and cash flows are significantly impacted by the effects of these acquisitions, which were financed primarily through borrowings, including transaction-related debt commitment fees and recurring interest costs. In addition, from time to time, we refinance our borrowings which also can have a significant impact on our results of operations.

As of September 30, 2014, our total indebtedness of $18,067 million was comprised of the outstanding principal amounts of our borrowings and bank overdrafts. As reflected in our consolidated statement of financial position, we had total borrowings of $17,891 million, consisting of total indebtedness netted with unamortized debt issuance costs, original issue discounts and embedded derivatives. For more information regarding our external borrowings, refer to note 12 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our future results of operations, including our net financial expenses, will be significantly affected by our substantial indebtedness. The servicing of this indebtedness has had and will continue to have an impact on our cash flows and cash balance. For more information, refer to “— Liquidity and Capital Resources.”

Restructuring and Cost Saving Programs
We have implemented a number of restructuring and cost saving programs in order to reduce our operating costs. During the nine month period ended September 30, 2014, we incurred restructuring charges of $69 million and operational process engineering-related consultancy costs of $10 million. The restructuring costs were incurred across all segments and largely related to workforce reductions and consolidation of facilities.

Raw Materials and Energy Prices
Our results of operations are impacted by changes in the costs of our raw materials and energy prices. The primary raw materials used to manufacture our products are resins, aluminum, fiber (principally raw wood and wood chips) and paperboard (principally cartonboard and cupstock). We also use commodity chemicals, steel and energy, including fuel oil, electricity, natural gas and coal, to manufacture our products.

Principal raw materials used by each of our segments are as follows (in order of cost significance):

•	SIG — cartonboard, resin, aluminum

•	Evergreen — fiber, resin

•	Closures — resin

•	Reynolds Consumer Products — resin, aluminum

•	Pactiv Foodservice — resin, paperboard, aluminum

•	Graham Packaging — resin

Historical index prices of resin, aluminum and paperboard for the past two years are shown in the charts below. These charts present index prices and do not represent the prices at which we purchased these raw materials.

Source: Chemical Market Associates Inc.

Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products.
Source: Platts Metal Weekly

Aluminum prices can fluctuate significantly as aluminum is a cyclical commodity with prices subject to global market factors. These factors include speculative activities by market participants, production capacity, strength or weakness in key end-markets such as housing and transportation, political and economic conditions and production costs in major production regions.

Source: Pulp and Paper Week

The prices of cupstock and cartonboard may fluctuate due to external conditions such as weather, product scarcity, currency and commodity market fluctuations and changes in governmental policies and regulations.

Results of Operations

The following discussion should be read in conjunction with our interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Detailed comparisons of revenue and results of operations are presented in the discussions of the operating segments, which follow the RGHL Group discussion.

Three month period ended September 30, 2014 compared to the three month period ended September 30, 2013

RGHL Group

	For the three month period ended September 30,
(In $ million)	2014	% of revenue	2013	% of revenue	Change	% change
Revenue	3,530	100%	3,529	100%	1	—%
Cost of sales	(2,851)	(81)%	(2,832)	(80)%	(19)	1%
Gross profit	679	19%	697	20%	(18)	(3)%
Selling, marketing and distribution expenses/General and administration expenses	(295)	(8)%	(317)	(9)%	22	(7)%
Net other income (expense)	30	1%	(39)	(1)%	69	NM
Share of profit of associates and joint ventures, net of income tax	5	—%	8	—%	(3)	(38)%
Profit from operating activities	419	12%	349	10%	70	20%
Financial income	7	—%	196	6%	(189)	(96)%
Financial expenses	(867)	(25)%	(340)	(10)%	(527)	155%
Net financial expenses	(860)	(24)%	(144)	(4)%	(716)	497%
Profit (loss) before income tax	(441)	(12)%	205	6%	(646)	NM
Income tax (expense) benefit	205	6%	(355)	(10)%	560	NM
Profit (loss) after income tax	(236)	(7)%	(150)	(4)%	(86)	57%
Depreciation and amortization	229	6%	253	7%	(24)	(9)%
RGHL Group EBITDA(1)	648	18%	602	17%	46	8%
RGHL Group Adjusted EBITDA(1)	663	19%	684	19%	(21)	(3)%

(1)	Refer to page 5 under the heading "Non-GAAP Financial Measures" for additional information related to these financial measures.

Revenue. Revenue was relatively flat. Revenue decreased at SIG and Graham Packaging primarily due to lower sales volume and at Closures primarily due to the sale of its aluminum closures business in Germany in January 2014. These decreases in revenue were offset by an increase at Evergreen primarily due to price and mix improvements, at Reynolds Consumer Products due to incremental volume from the acquisitions of Trans Western Polymers, Inc. ("Trans Western") in November 2013 and Novelis Foil Products in July 2014 and at Pactiv Foodservice due to higher sales volume. Foreign currency exchange rates had a net unfavorable impact of $7 million driven primarily by an unfavorable impact at Closures and Graham Packaging, partially offset by a favorable impact at SIG.

Cost of Sales. Cost of sales increased by $19 million. Cost of sales increased at Reynolds Consumer Products and Pactiv Foodservice primarily due to higher sales volume and higher raw material costs. These increases were partially offset by decreases at Closures primarily due to lower sales volume and the benefit from prior year restructuring initiatives and at Graham Packaging primarily due to lower sales volume and reduced depreciation and amortization expense. SIG's and Evergreen's cost of sales remained relatively flat. Cost of sales as a percentage of revenue increased at SIG, Reynolds Consumer Products and Pactiv Foodservice, decreased at Evergreen and Closures and remained unchanged at Graham Packaging. Foreign currency exchange rates had a net favorable impact of $6 million primarily due to a favorable impact at Closures and Graham Packaging, partially offset by an unfavorable impact at SIG.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $22 million, or 7%. This was primarily due to a decrease at Closures as a result of savings resulting from 2013 restructuring initiatives and the sale of the aluminum closures business in Germany, at Pactiv Foodservice driven by personnel-related cost savings in North America and at Corporate due to decreased pension expense. These decreases were partially offset by an increase at Reynolds Consumer Products due to the acquisitions of Trans Western and Novelis Foil Products.

Net Other. Net other changed by $69 million to net other income of $30 million. This change was primarily due to $33 million of prior year expense at SIG related to a realized accumulated foreign currency translation loss from the liquidation of a subsidiary in Hong Kong, a benefit of $27 million related to the settlement of a legal claim and lower business integration costs of $14 million at Graham Packaging, a favorable impact of $15 million from insurance recoveries, net of costs incurred at Pactiv Foodservice, a decrease in impairment expense of $6 million, and a decrease in net foreign currency exchange losses of $6 million. These decreases were partially offset by an increase of $26 million in unrealized losses on derivatives and $11 million in strategic review costs.

Net Financial Expenses. Net financial expenses increased by $716 million, or 497%. The increase was primarily due to a decrease of $559 million in gains in fair value of embedded derivatives and a decrease of $176 million in foreign currency exchange gains, partially offset by a decrease of $12 million in interest expense due to a decrease in interest rates.

We are primarily exposed to foreign currency exchange risk that impacts the reported financial income and financial expenses of the RGHL Group as a result of the remeasurement at each reporting date of cash and cash equivalents and indebtedness that are denominated in currencies other than the functional currencies of the respective entities. For the three month period ended September 30, 2014, the RGHL Group's primary foreign currency exchange exposure resulted from euro-denominated net intercompany borrowings receivable in a dollar functional currency entity. In addition, we are exposed to foreign currency exchange risk on certain other intercompany borrowings between certain of our entities with different functional currencies. As a result of the changes in foreign currency exchange rates, the RGHL Group recognized a foreign currency exchange loss of $106 million during the three month period ended September 30, 2014 compared to a foreign currency exchange gain of $70 million during the prior year period. For more information regarding the RGHL Group's financial expenses and borrowings, refer to notes 8 and 12, respectively, of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. For more information regarding the sensitivity of the foreign currency exchange rates on these borrowings, refer to “— Item 3. Quantitative and Qualitative Disclosure about Market Risk — Foreign Currency Exchange Rate Risk.”

Income Tax Expense. For the three month period ended September 30, 2014, the RGHL Group recognized an income tax benefit of $205 million on a loss before income tax of $441 million (an effective tax rate of 46%) compared to income tax expense of $355 million on a profit before income tax of $205 million (an effective tax rate of 173%) in the prior year period. In both periods, the effective tax rate reflects cumulative year-to-date adjustments arising from revised estimates of the annualized effective tax rate. The change in effective tax rate is also the result of changes in the mix of book income and losses taxed at varying rates amongst the jurisdictions in which the RGHL Group operates.

Depreciation and Amortization. Depreciation and amortization decreased by $24 million, or 9%, primarily due to certain assets becoming fully depreciated or amortized at Graham Packaging and the extension of the estimated useful lives of certain assets at SIG.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the three month period ended September 30,
(In $ million)	2014	2013
Profit from operating activities	419	349
Depreciation and amortization	229	253
EBITDA(1)	648	602
Included in the RGHL Group EBITDA:
Asset impairment charges, net of reversals	5	6
Business acquisition and integration costs	—	14
Equity method profit, net of cash distributed	3	3
Impact of purchase price accounting on inventories	—	1
Litigation settlement	(18)	—
Multi-employer pension plan withdrawal	2	—
Non-cash changes in provisions	(9)	—
Non-cash pension expense	8	14
Operational process engineering-related consultancy costs	2	3
Plant damages and associated insurance recoveries, net	(22)	3
Realized accumulated foreign currency translation loss on liquidation of subsidiary	—	33
Restructuring costs, net of reversals	18	17
Strategic review costs	11	—
Unrealized (gain) loss on derivatives	13	(13)
Other	2	1
RGHL Group Adjusted EBITDA(1)	663	684
Segment detail of Adjusted EBITDA:
SIG	146	154
Evergreen	80	62
Closures	49	51
Reynolds Consumer Products(2)	132	128
Pactiv Foodservice(2)	158	175
Graham Packaging	107	126
Corporate/Unallocated(2)(3)	(9)	(12)
RGHL Group Adjusted EBITDA(1)	663	684

(1)	Refer to page 5 under the heading "Non-GAAP Financial Measures" for additional information related to these financial measures.

(2)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 4 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

(3)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

SIG Segment

	For the three month period ended September 30,
(In $ million)	2014	% of segment revenue	2013	% of segment revenue	Change	% change
External revenue	549	100%	566	100%	(17)	(3)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	549	100%	566	100%	(17)	(3)%
Cost of sales	(405)	(74)%	(406)	(72)%	1	—%
Gross profit	144	26%	160	28%	(16)	(10)%
Selling, marketing and distribution expenses/ General and administration expenses	(55)	(10)%	(54)	(10)%	(1)	2%
Net other income (expense)	7	1%	(33)	(6)%	40	NM
Profit from operating activities	101	18%	82	14%	19	23%
SIG segment EBITDA	133	24%	118	21%	15	13%
SIG segment Adjusted EBITDA	146	27%	154	27%	(8)	(5)%

Revenue. Revenue decreased by $17 million, or 3%.

Revenue in Europe decreased by $10 million, or 4%, driven by a $12 million decrease due to lower sales volume due to lower market demand, partially offset by a favorable foreign currency impact of $2 million due to the weakening of the dollar against the euro.

Revenue in the rest of the world decreased by $7 million, or 2%. The decrease was primarily due to lower sales volumes in the Middle East due to political instability in the region and lower sales volume in Asia, partially offset by strong growth in the Americas, particularly South America. The impact of foreign currency in the period was negligible.

Cost of Sales. Cost of sales was relatively unchanged. Decreases in cost of sales included a $12 million decrease due to lower sales volume, a $4 million decrease in depreciation expense primarily due to extending the estimated useful lives of filling lines and a $2 million decrease in amortization expense. These decreases were partially offset by current year restructuring expenses of $8 million, a $5 million increase due to the impact of product mix and other manufacturing costs, a $2 million increase in raw material prices and an unfavorable foreign currency impact of $2 million. For the three month periods ended September 30, 2014 and September 30, 2013, raw material costs accounted for 70% and 68% of SIG's cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $1 million, or 2%. The increase was primarily due to $3 million of restructuring expenses, partially offset by $2 million of lower personnel costs.

Net Other. Net other changed by $40 million to net other income of $7 million. This change was primarily due to a prior year expense of $33 million related to the liquidation of a subsidiary in Hong Kong. Upon liquidation, $33 million of cumulative translation losses that had accumulated in equity were recognized within other expenses. In addition, there was a $7 million increase in foreign currency exchange gains. The expense from the liquidation of the subsidiary in Hong Kong has been included in the segment's Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our SIG segment is as follows:

	For the three month period ended September 30,
(In $ million)	2014	2013
Profit from operating activities	101	82
Depreciation and amortization	32	36
EBITDA	133	118
Included in SIG segment EBITDA:
Equity method profit, net of cash distributed	3	3
Operational process engineering-related consultancy costs	1	3
Realized accumulated foreign currency translation loss on liquidation of subsidiary	—	33
Restructuring costs, net of reversals	11	—
Unrealized (gain) loss on derivatives	(2)	(4)
Other	—	1
SIG segment Adjusted EBITDA	146	154

Evergreen Segment

	For the three month period ended September 30,
(In $ million)	2014	% of segment revenue	2013	% of segment revenue	Change	% change
External revenue	412	93%	397	93%	15	4%
Inter-segment revenue	32	7%	29	7%	3	10%
Total segment revenue	444	100%	426	100%	18	4%
Cost of sales	(360)	(81)%	(355)	(83)%	(5)	1%
Gross profit	84	19%	71	17%	13	18%
Selling, marketing and distribution expenses/ General and administration expenses	(23)	(5)%	(22)	(5)%	(1)	5%
Net other income (expense)	(1)	—%	—	—%	(1)	100%
Profit from operating activities	60	14%	49	12%	11	22%
Evergreen segment EBITDA	74	17%	62	15%	12	19%
Evergreen segment Adjusted EBITDA	80	18%	62	15%	18	29%

Revenue. Total segment revenue increased by $18 million, or 4%. Revenue from liquid packaging board increased by $10 million due to $8 million in price and mix improvements and $2 million in higher sales volume. Revenue from paper products increased by $8 million due to $5 million in higher sales volume and $3 million in price and mix improvements. Revenue from carton packaging was flat due to $6 million in lower sales volume, offset by $6 million in price and mix improvements.

Cost of Sales. Cost of sales increased by $5 million, or 1%. The increase in cost of sales was primarily due to restructuring costs of $3 million related to the closure of a converting facility. Additionally, cost of sales increased $6 million due to the previously discussed increase in sales volume of liquid packaging board and paper products, partially offset by lower sales volume of carton packaging. These increases were partially offset by $6 million in lower production costs as Evergreen's facilities experienced favorable operating results and less scheduled mill outages during the current year, partially offset by unfavorable input costs, primarily fiber, resin and energy. For the three month periods ended September 30, 2014 and September 30, 2013, raw material costs accounted for 44% and 43% of Evergreen's cost of sales, respectively.

Gross Profit. Evergreen's gross profit is impacted by changes in the costs of raw materials, including fiber, resin, commodity chemicals and energy, including fuel oil, electricity, natural gas and coal. Evergreen purchases most of its raw materials and other input costs on the spot market and cannot immediately pass through price increases or declines to certain of its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Evergreen's purchases of raw materials from its suppliers and sales to certain of its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $1 million, or 5%.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the three month period ended September 30,
(In $ million)	2014	2013
Profit from operating activities	60	49
Depreciation and amortization	14	13
EBITDA	74	62
Included in Evergreen segment EBITDA:
Multi-employer pension plan withdrawal	2	—
Restructuring costs, net of reversals	3	—
Unrealized (gain) loss on derivatives	1	—
Evergreen segment Adjusted EBITDA	80	62

Closures Segment

	For the three month period ended September 30,
(In $ million)	2014	% of segment revenue	2013	% of segment revenue	Change	% change
External revenue	291	99%	310	98%	(19)	(6)%
Inter-segment revenue	4	1%	5	2%	(1)	(20)%
Total segment revenue	295	100%	315	100%	(20)	(6)%
Cost of sales	(241)	(82)%	(262)	(83)%	21	(8)%
Gross profit	54	18%	53	17%	1	2%
Selling, marketing and distribution expenses/ General and administration expenses	(25)	(8)%	(31)	(10)%	6	(19)%
Net other income (expense)	4	1%	(2)	(1)%	6	NM
Profit from operating activities	33	11%	20	6%	13	65%
Closures segment EBITDA	50	17%	40	13%	10	25%
Closures segment Adjusted EBITDA	49	17%	51	16%	(2)	(4)%

Revenue. Total segment revenue decreased by $20 million, or 6%.

Total segment revenue in North America increased by $4 million, or 3%. This increase was primarily due to favorable pricing of $5 million primarily resulting from the pass-through of higher resin costs to customers and lower claims. These increases were partially offset by a decrease in sales volume, primarily in Mexico and an unfavorable foreign currency impact.

Total segment revenue in the rest of the world decreased by $24 million, or 13%. This decrease was primarily due to the sale of the aluminum closures business in Germany in January 2014, which reduced revenue by $16 million, an unfavorable foreign currency impact of $5 million and decreased sales volume in South America.

Cost of Sales. Cost of sales decreased by $21 million, or 8%. This decrease was primarily due to lower sales volume of approximately $9 million and the benefit from prior year restructuring initiatives. In addition, there was a favorable foreign currency impact of $6 million. These reductions were partially offset by the benefit in 2013 of insurance recoveries and higher raw material costs of $8 million. For the three month periods ended September 30, 2014 and September 30, 2013, raw material costs accounted for 64% and 61% of Closures' cost of sales, respectively.

Gross Profit. Closures' gross profit is impacted by the pass-through of resin price increases to customers. Contractual price adjustments with customers do not occur simultaneously with actual resin purchase price fluctuations, but rather on a monthly, quarterly, semi-annual or other basis. Therefore, due to the difference in timing between Closures' purchase of resin from its suppliers and sales of products to its customers, pricing related to the pass-through of resin price fluctuations to customers directly impacts gross profit.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $6 million, or 19%. This decrease is primarily due to savings resulting from 2013 restructuring initiatives, the sale of the aluminum closures business in Germany, reduced professional fees and favorable foreign currency impact.

Net Other. Net other changed by $6 million to net other income of $4 million primarily due to lower asset impairment charges. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the three month period ended September 30,
(In $ million)	2014	2013
Profit from operating activities	33	20
Depreciation and amortization	17	20
EBITDA	50	40
Included in Closures segment EBITDA:
Asset impairment charges, net of reversals	(1)	3
Restructuring costs, net of reversals	2	9
Unrealized (gain) loss on derivatives	(2)	(1)
Closures segment Adjusted EBITDA	49	51

Reynolds Consumer Products Segment

	For the three month period ended September 30,
(In $ million)	2014	% of segment revenue	2013(1)	% of segment revenue	Change	% change
External revenue	678	93%	622	94%	56	9%
Inter-segment revenue	49	7%	37	6%	12	32%
Total segment revenue	727	100%	659	100%	68	10%
Cost of sales	(563)	(77)%	(499)	(76)%	(64)	13%
Gross profit	164	23%	160	24%	4	3%
Selling, marketing and distribution expenses/ General and administration expenses	(59)	(8)%	(56)	(8)%	(3)	5%
Net other income (expense)	(3)	—%	7	1%	(10)	NM
Profit from operating activities	102	14%	111	17%	(9)	(8)%
Reynolds Consumer Products segment EBITDA	128	18%	134	20%	(6)	(4)%
Reynolds Consumer Products segment Adjusted EBITDA	132	18%	128	19%	4	3%

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 4 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Revenue. Total segment revenue increased by $68 million, or 10%. The increase was primarily due to incremental sales volume of $61 million as a result of the acquisitions of Trans Western and Novelis Foil Products. Of the increase in revenue due to the Novelis Foil Products acquisition, $13 million represents inter-segment revenue. Revenue also increased due to higher pricing. These increases were partially offset by lower sales volume in the tableware category.

Cost of Sales. Cost of sales increased by $64 million, or 13%. This increase was primarily driven by higher incremental costs as a result of the acquisition of Trans Western and Novelis Foil Products and $14 million of higher raw material costs. For each of the three month periods ended September 30, 2014 and September 30, 2013, raw material costs accounted for 74% and 73% of Reynolds Consumer Products' cost of sales, respectively.

Gross Profit. Reynolds Consumer Products cannot immediately pass through price increases or declines to its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. For most resin-based products, there is a time lag between the purchase of raw materials by Reynolds Consumer Products and the pass-through of raw material price fluctuations to customers. Due to the differences in timing between Reynolds Consumer Products' purchases of resin from its suppliers and sales to its customers, there is often a lead-lag impact, during which margins are negatively impacted in periods of rising resin prices and positively impacted in periods of falling resin prices. For branded products, contracts with customers do not contain contractual price protection for raw material cost fluctuations.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $3 million, or 5%. The increase was due to the acquisitions discussed above.

Net Other. Net other changed by $10 million to net other expense of $3 million. This change was primarily due to a change in the unrealized movements in derivatives. This item has been included in the segment's Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the three month period ended September 30,
(In $ million)	2014	2013(1)
Profit from operating activities	102	111
Depreciation and amortization	26	23
EBITDA	128	134
Included in Reynolds Consumer Products segment EBITDA:
Unrealized (gain) loss on derivatives	4	(6)
Reynolds Consumer Products segment Adjusted EBITDA	132	128

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 4 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Pactiv Foodservice Segment

	For the three month period ended September 30,
(In $ million)	2014	% of segment revenue	2013(1)	% of segment revenue	Change	% change
External revenue	923	87%	881	85%	42	5%
Inter-segment revenue	141	13%	154	15%	(13)	(8)%
Total segment revenue	1,064	100%	1,035	100%	29	3%
Cost of sales	(902)	(85)%	(860)	(83)%	(42)	5%
Gross profit	162	15%	175	17%	(13)	(7)%
Selling, marketing and distribution expenses/ General and administration expenses	(66)	(6)%	(77)	(7)%	11	(14)%
Net other income (expense)	10	1%	5	—%	5	100%
Profit from operating activities	106	10%	103	10%	3	3%
Pactiv Foodservice segment EBITDA	166	16%	168	16%	(2)	(1)%
Pactiv Foodservice segment Adjusted EBITDA	158	15%	175	17%	(17)	(10)%

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 4 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Revenue. Total segment revenue increased by $29 million, or 3%. External revenue increased by $42 million while inter-segment revenue decreased by $13 million. The increase in external revenue of $42 million is due to incremental sales volume of $20 million primarily driven by growth in the cups product category as a result of new business, incremental sales volume of $16 million from the acquisition of Novelis Foil Products and favorable pricing and product mix, primarily due to the timing of the pass-through of resin price changes to customers.

Cost of Sales. Cost of sales increased by $42 million, or 5%. This increase was primarily due to increased sales volume of $20 million and higher raw material costs of $23 million. These increases were partially offset by improved operational performance due to benefits from continued focus on manufacturing efficiencies. For the three month periods ended September 30, 2014 and September 30, 2013, raw material costs accounted for 60% and 59% of Pactiv Foodservice's cost of sales, respectively.

Gross Profit. Pactiv Foodservice's gross profit is impacted by changes in the costs of raw materials, including resin and aluminum. Pactiv Foodservice cannot immediately pass through price increases or declines to its customers because the price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Pactiv Foodservice's purchases of raw materials from its suppliers and sales to its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $11 million, or 14%. The decrease was primarily due to lower employee-related costs as well as lower expenses across various other administration expense categories.

Net Other. Net other income increased by $5 million to $10 million. The increase is due to a $15 million increase in net insurance recoveries related to the Macon, Georgia manufacturing plant fire and Hurricane Sandy plant damage, a $2 million decrease in asset impairment and a $1 million decrease in consultancy costs. These benefits are partially offset by an increase of $14 million in unrealized losses on derivatives. These items, with the exception of insurance recoveries related to business interruption, have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the three month period ended September 30,
(In $ million)	2014	2013(1)
Profit from operating activities	106	103
Depreciation and amortization	60	65
EBITDA	166	168
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges, net of reversals	1	2
Impact of purchase price accounting on inventories	—	1
Plant damages and associated insurance recoveries, net	(22)	3
Restructuring costs, net of reversals	1	2
Unrealized (gain) loss on derivatives	12	(2)
Other	—	1
Pactiv Foodservice segment Adjusted EBITDA	158	175

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 4 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Graham Packaging Segment

	For the three month period ended September 30,
(In $ million)	2014	% of segment revenue	2013	% of segment revenue	Change	% change
External revenue	677	100%	753	100%	(76)	(10)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	677	100%	753	100%	(76)	(10)%
Cost of sales	(607)	(90)%	(674)	(90)%	67	(10)%
Gross profit	70	10%	79	10%	(9)	(11)%
Selling, marketing and distribution expenses/General and administration expenses	(50)	(7)%	(53)	(7)%	3	(6)%
Net other income (expense)	26	4%	(15)	(2)%	41	NM
Profit from operating activities	46	7%	11	1%	35	318%
Graham Packaging segment EBITDA	127	19%	105	14%	22	21%
Graham Packaging segment Adjusted EBITDA	107	16%	126	17%	(19)	(15)%

Revenue. Revenue decreased by $76 million, or 10%. The decrease in revenue was primarily due to a decrease in sales volume of $73 million, primarily due to reduced volume in the household and personal care product categories as contract losses in prior years became effective in the current year and a decrease in end-consumer demand for certain customers' products, partially offset by the awarding of new business. Also contributing to the decline was an unfavorable foreign currency impact of $3 million, largely due to the strengthening of the dollar against the Argentine peso and Mexican peso.

Cost of Sales. Cost of sales decreased by $67 million, or 10%.This decrease was primarily due to a decline of $53 million from the decreased sales volume, reduced depreciation expense of $14 million as certain assets became fully depreciated and operational improvements. For each of the three month periods ended September 30, 2014 and September 30, 2013, raw material costs accounted for 58% of Graham Packaging's cost of sales.

Gross Profit. Graham Packaging's gross profit is impacted by changes in the costs of raw materials, including resin, and energy-related costs. Graham Packaging purchases most of its raw materials and other production inputs on the spot market and cannot immediately pass through price increases or declines to certain of its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Graham Packaging's purchases of raw materials from its suppliers and sales to certain of its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $3 million, or 6%. This decrease was primarily due to a decrease in personnel-related costs.

Net Other. Net other changed by $41 million to net other income of $26 million. This change was primarily due to a benefit of $27 million related to the settlement of a legal claim and a decrease of $14 million in business integration costs. These items have been included in the segment's Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the three month period ended September 30,
(In $ million)	2014	2013
Profit from operating activities	46	11
Depreciation and amortization	81	94
EBITDA	127	105
Included in Graham Packaging segment EBITDA:
Asset impairment charges, net of reversals	5	1
Business acquisition and integration costs	—	14
Litigation settlement	(18)	—
Non-cash changes in provisions	(9)	—
Operational process engineering-related consultancy costs	1	—
Restructuring costs, net of reversals	1	6
Graham Packaging segment Adjusted EBITDA	107	126

Corporate/Unallocated

	For the three month period ended September 30,
(In $ million)	2014	2013(1)	Change	% change
Gross profit (loss)	1	(1)	2	NM
Selling, marketing and distribution expenses/General and administration expenses	(17)	(24)	7	(29)%
Net other income (expense)	(13)	(1)	(12)	NM
Loss from operating activities	(29)	(27)	(2)	7%
Corporate/Unallocated EBITDA	(30)	(25)	(5)	20%
Corporate/Unallocated Adjusted EBITDA	(9)	(12)	3	(25)%

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 4 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $7 million, or 29%. This was primarily due to a decrease of $6 million in pension expense.

Net Other. Net other expense increased by $12 million to $13 million. This change was primarily due to strategic review costs. This item has been included in the Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the three month period ended September 30,
(In $ million)	2014	2013(1)
Loss from operating activities	(29)	(27)
Depreciation and amortization	(1)	2
EBITDA	(30)	(25)
Included in Corporate/Unallocated EBITDA:
Non-cash pension expense	8	14
Strategic review costs	11	—
Other	2	(1)
Corporate/Unallocated Adjusted EBITDA	(9)	(12)

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 4 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Results of Operations

The following discussion should be read in conjunction with our interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Detailed comparisons of revenue and results of operations are presented in the discussions of the operating segments, which follow the RGHL Group discussion.

Nine month period ended September 30, 2014 compared to the nine month period ended September 30, 2013

RGHL Group

	For the nine month period ended September 30,
(In $ million)	2014	% of revenue	2013	% of revenue	Change	% change
Revenue	10,368	100%	10,441	100%	(73)	(1)%
Cost of sales	(8,427)	(81)%	(8,427)	(81)%	—	—%
Gross profit	1,941	19%	2,014	19%	(73)	(4)%
Selling, marketing and distribution expenses/General and administration expenses	(927)	(9)%	(950)	(9)%	23	(2)%
Net other income (expense)	26	—%	(64)	(1)%	90	NM
Share of profit of associates and joint ventures, net of income tax	16	—%	18	—%	(2)	(11)%
Profit from operating activities	1,056	10%	1,018	10%	38	4%
Financial income	22	—%	45	—%	(23)	(51)%
Financial expenses	(1,288)	(12)%	(1,068)	(10)%	(220)	21%
Net financial expenses	(1,266)	(12)%	(1,023)	(10)%	(243)	24%
Profit (loss) before income tax	(210)	(2)%	(5)	—%	(205)	NM
Income tax (expense) benefit	(14)	—%	(73)	(1)%	59	(81)%
Profit (loss) after income tax	(224)	(2)%	(78)	(1)%	(146)	187%
Depreciation and amortization	699	7%	772	7%	(73)	(9)%
RGHL Group EBITDA(1)	1,755	17%	1,790	17%	(35)	(2)%
RGHL Group Adjusted EBITDA(1)	1,872	18%	1,933	19%	(61)	(3)%

(1)	Refer to page 5 under the heading "Non-GAAP Financial Measures" for additional information related to these financial measures.

Revenue. Revenue decreased by $73 million, or 1%. Revenue decreased at SIG and Graham Packaging primarily due to lower sales volume and at Closures primarily due to the sale of its aluminum closures business in Germany in January 2014. These decreases in revenue were partially offset by an increase at Evergreen primarily due to price and mix improvements, at Reynolds Consumer Products due to incremental revenue from the acquisitions of Trans Western in November 2013 and Novelis Foil Products in July 2014 and at Pactiv Foodservice due to incremental sales volume. Foreign currency exchange rates had a net unfavorable impact of $27 million driven primarily by an unfavorable impact at Closures and Graham Packaging, partially offset by a favorable impact at SIG.

Cost of Sales. Cost of sales was flat. Cost of sales decreased at SIG and Graham Packaging primarily due to lower sales volume and reduced depreciation and amortization expense, with the decrease at SIG partially offset by higher restructuring costs, and cost of sales decreased at Closures due to lower sales volume. These decreases were partially offset by increases at Evergreen, Reynolds Consumer Products and Pactiv Foodservice primarily due to higher sales volume and higher input costs. Cost of sales as a percentage of revenue increased at SIG, Reynolds Consumer Products and Pactiv Foodservice and decreased at Evergreen, Closures and Graham Packaging. Foreign currency exchange rates had a net favorable impact of $24 million primarily due to a favorable impact at Closures and Graham Packaging, partially offset by an unfavorable impact at SIG.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $23 million. This was primarily due to decreases at Closures and Pactiv Foodservice due to benefits from previously implemented restructuring initiatives and a decrease at Corporate due to lower pension expense. These decreases were partially offset by an increase at SIG due to restructuring and research and development expenses, at Reynolds Consumer Products due to the acquisitions of Trans Western and Novelis Foil Products and at Graham Packaging primarily due to personnel-related costs, operational process engineering-related consultancy costs and restructuring costs.

Net Other. Net other changed by $90 million to net other income of $26 million. This change was primarily due to lower business integration costs of $36 million and a benefit of $27 million related to the settlement of a legal claim at Graham Packaging, $33 million of prior year expense at SIG related to a realized accumulated foreign currency translation loss from the liquidation of a subsidiary in Hong Kong, a favorable impact of $16 million from insurance recoveries, net of costs incurred at Pactiv Foodservice, a decrease in net foreign currency exchange losses of $15 million, a $13 million gain on the sale of Closures' aluminum closures business in Germany and a decrease of $12 million in restructuring costs presented in net other. These benefits were partially offset by a $39 million related party management fee, $11 million in strategic review costs and an increase of $8 million in unrealized losses on derivatives.

Net Financial Expenses. Net financial expenses increased by $243 million, or 24%. The increase was primarily due to an increase of $128 million in losses in fair value of embedded derivatives and a decrease of $155 million in foreign currency exchange gains, partially offset by a decrease of $38 million in interest expense due to a decrease in interest rates on borrowings.

We are primarily exposed to foreign currency exchange risk that impacts the reported financial income and financial expenses of the RGHL Group as a result of the remeasurement at each reporting date of cash and cash equivalents and indebtedness that are denominated in currencies other than the functional currencies of the respective entities. For the nine month period ended September 30, 2014, the RGHL Group's primary foreign currency exchange exposure resulted from euro-denominated net intercompany borrowings receivable in a dollar functional currency entity. In addition, we are exposed to foreign currency exchange risk on certain other intercompany borrowings between certain of our entities with different functional currencies. As a result of the changes in foreign currency exchange rates, the RGHL Group recognized a foreign currency exchange loss of $129 million during the nine month period ended September 30, 2014 compared to a foreign currency exchange gain of $26 million during the nine month period ended September 30, 2013. For more information regarding the RGHL Group's financial expenses and borrowings, refer to notes 8 and 12, respectively, of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. For more information regarding the sensitivity of the foreign currency exchange rates on these borrowings, refer to “— Item 3. Quantitative and Qualitative Disclosure about Market Risk — Foreign Currency Exchange Rate Risk.”

Income Tax Expense. For the nine month period ended September 30, 2014, the RGHL Group recognized income tax expense of $14 million on a loss before income tax of $210 million (an effective tax rate of -7%) compared to income tax expense of $73 million on a loss before income tax of $5 million (an effective tax rate of -1,452%) in the prior year period. The negative effective tax rate in both the current and comparative periods reflects the relative mix of earnings and losses and the significant unrecognized tax benefits in both periods on certain losses. The effective tax rate for nine months ended September 30, 2013 and the change in the effective tax rate compared to the prior year period is primarily due to the effect of the near break-even consolidated loss before tax for the nine month period ended September 30, 2013. In addition, the change in the effective rate also reflects the mix of book income and losses taxed at varying rates amongst the jurisdictions in which the RGHL Group operates.

Depreciation and Amortization. Depreciation and amortization decreased by $73 million, or 9%, primarily due to certain assets becoming fully depreciated or amortized at SIG and Graham Packaging and the extension of the estimated useful lives of certain assets at SIG.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the nine month period ended September 30,
(In $ million)	2014	2013
Profit from operating activities	1,056	1,018
Depreciation and amortization	699	772
EBITDA(1)	1,755	1,790
Included in the RGHL Group EBITDA:
Asset impairment charges, net of reversals	11	12
Business acquisition and integration costs	2	36
Equity method profit, net of cash distributed	4	3
Gain on sale of businesses and properties	(14)	(3)
Impact of purchase price accounting on inventories	—	1
Litigation settlement	(18)	—
Multi-employer pension plan withdrawal	2	—
Non-cash changes in provisions	(9)	(3)
Non-cash pension expense	23	43
Operational process engineering-related consultancy costs	10	5
Plant damages and associated insurance recoveries, net	(29)	(5)
Realized accumulated foreign currency translation loss on liquidation of subsidiary	—	33
Related party management fee	39	—
Restructuring costs, net of reversals	69	33
Strategic review costs	11	—
Unrealized (gain) loss on derivatives	9	1
VAT and customs refunds on historical imports	—	(16)
Other	7	3
RGHL Group Adjusted EBITDA(1)	1,872	1,933
Segment detail of Adjusted EBITDA:
SIG	396	403
Evergreen	203	176
Closures	140	131
Reynolds Consumer Products(2)	363	384
Pactiv Foodservice(2)	435	472
Graham Packaging	364	402
Corporate/Unallocated(2)(3)	(29)	(35)
RGHL Group Adjusted EBITDA(1)	1,872	1,933

(1)	Refer to page 5 under the heading "Non-GAAP Financial Measures" for additional information related to these financial measures.

(2)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 4 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

(3)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

SIG Segment

	For the nine month period ended September 30,
(In $ million)	2014	% of segment revenue	2013	% of segment revenue	Change	% change
External revenue	1,610	100%	1,640	100%	(30)	(2)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	1,610	100%	1,640	100%	(30)	(2)%
Cost of sales	(1,203)	(75)%	(1,217)	(74)%	14	(1)%
Gross profit	407	25%	423	26%	(16)	(4)%
Selling, marketing and distribution expenses/ General and administration expenses	(171)	(11)%	(160)	(10)%	(11)	7%
Net other income (expense)	16	1%	(27)	(2)%	43	NM
Profit from operating activities	267	17%	254	15%	13	5%
SIG segment EBITDA	360	22%	382	23%	(22)	(6)%
SIG segment Adjusted EBITDA	396	25%	403	25%	(7)	(2)%

Revenue. Revenue decreased by $30 million, or 2%.

Revenue in Europe decreased by $15 million, or 2%, due to a $39 million decrease from lower sales volume due to lower market demand, partially offset by a favorable foreign currency impact of $24 million due to the weakening of the dollar against the euro.

Revenue in the rest of the world decreased by $15 million, or 2%. The decrease was primarily due to an unfavorable foreign currency impact of $13 million due to the weakening of the Brazilian real and the Thai baht against the dollar. The remaining decrease was due to lower sales volume in the Middle East due to political instability in the region and lower sales volume in Asia, partially offset by strong growth in the Americas, particularly South America.

Cost of Sales. Cost of sales decreased by $14 million, or 1%. The decrease in cost of sales was primarily due to a $27 million decrease related to lower sales volume, a $22 million decrease in amortization expense primarily due to fully amortized customer relationship intangible assets, a $15 million decrease in depreciation expense primarily due to extending the estimated useful lives of filling lines and a $4 million decrease related to product mix and other manufacturing costs. These decreases were partially offset by current year restructuring expense of $26 million, the $12 million Brazilian VAT refund recognized in the prior year, an unfavorable foreign currency impact of $10 million and a $6 million increase in raw material prices. For each of the nine month periods ended September 30, 2014 and September 30, 2013, raw material costs accounted for 68% of SIG's cost of sales.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $11 million, or 7%. The increase was primarily due to $6 million of restructuring expenses and a $4 million increase in research and development expense.

Net Other. Net other changed by $43 million to net other income of $16 million. This increase was primarily due to a prior year expense of $33 million related to the liquidation of a subsidiary in Hong Kong. Upon liquidation, $33 million of cumulative translation losses that had accumulated in equity were recognized within net other. In addition, there was a $14 million increase in foreign currency exchange gains and an increase of $2 million in net unrealized gains on derivatives. These items were partially offset by prior year gains of $2 million from the sale of assets. These items, with the exception of the foreign currency exchange gains, have been included in the segment's Adjusted EBITDA calculation for the respective periods.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our SIG segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2014	2013
Profit from operating activities	267	254
Depreciation and amortization	93	128
EBITDA	360	382
Included in SIG segment EBITDA:
Equity method profit, net of cash distributed	5	3
Gain on sale of businesses and properties	—	(2)
Operational process engineering-related consultancy costs	4	5
Realized accumulated foreign currency translation loss on liquidation of subsidiary	—	33
Restructuring costs, net of reversals	32	—
Unrealized (gain) loss on derivatives	(5)	(3)
VAT and customs refunds on historical imports	—	(16)
Other	—	1
SIG segment Adjusted EBITDA	396	403

Evergreen Segment

	For the nine month period ended September 30,
(In $ million)	2014	% of segment revenue	2013	% of segment revenue	Change	% change
External revenue	1,192	93%	1,155	94%	37	3%
Inter-segment revenue	83	7%	77	6%	6	8%
Total segment revenue	1,275	100%	1,232	100%	43	3%
Cost of sales	(1,053)	(83)%	(1,032)	(84)%	(21)	2%
Gross profit	222	17%	200	16%	22	11%
Selling, marketing and distribution expenses/ General and administration expenses	(68)	(5)%	(66)	(5)%	(2)	3%
Net other income (expense)	(1)	—%	—	—%	(1)	100%
Profit from operating activities	154	12%	135	11%	19	14%
Evergreen segment EBITDA	197	15%	176	14%	21	12%
Evergreen segment Adjusted EBITDA	203	16%	176	14%	27	15%

Revenue. Total segment revenue increased by $43 million, or 3%. Revenue from liquid packaging board increased by $29 million due to $16 million in price and mix improvements and $13 million in higher sales volume. Revenue from paper products increased by $11 million due to $6 million in higher sales volume and $5 million due to increased market pricing. Revenue from carton packaging increased by $3 million due to $22 million in price and mix improvements, partially offset by $19 million of decreased sales volume.

Cost of Sales. Cost of sales increased by $21 million, or 2%. Evergreen has incurred approximately $4 million of restructuring charges related to the closure of a converting facility. Additionally, cost of sales increased $8 million due to the previously discussed changes in sales volume of liquid packaging board and paper products, partially offset by lower sales volume of carton packaging, along with a $7 million increase in total input costs, primarily due to increased fiber, resin and energy costs, partially offset by improved production costs as Evergreen's facilities experienced favorable productivity and less scheduled mill outages during the current year. For the nine month periods ended September 30, 2014 and September 30, 2013, raw material costs accounted for 45% and 44% of Evergreen's cost of sales, respectively.

Gross Profit. Evergreen's gross profit is impacted by changes in the costs of raw materials, including fiber, resin, commodity chemicals and energy, including fuel oil, electricity, natural gas and coal. Evergreen purchases most of its raw materials and other input costs on the spot market and cannot immediately pass through price increases or declines to certain of its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Evergreen's purchases of raw materials from its suppliers and sales to certain of its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $2 million, or 3%.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2014	2013
Profit from operating activities	154	135
Depreciation and amortization	43	41
EBITDA	197	176
Included in Evergreen segment EBITDA:
Equity method profit, net of cash distributed	(1)	—
Multi-employer pension plan withdrawal	2	—
Restructuring costs, net of reversals	4	—
Unrealized (gain) loss on derivatives	1	—
Evergreen segment Adjusted EBITDA	203	176

Closures Segment

	For the nine month period ended September 30,
(In $ million)	2014	% of segment revenue	2013	% of segment revenue	Change	% change
External revenue	863	98%	912	99%	(49)	(5)%
Inter-segment revenue	16	2%	12	1%	4	33%
Total segment revenue	879	100%	924	100%	(45)	(5)%
Cost of sales	(721)	(82)%	(770)	(83)%	49	(6)%
Gross profit	158	18%	154	17%	4	3%
Selling, marketing and distribution expenses/ General and administration expenses	(78)	(9)%	(93)	(10)%	15	(16)%
Net other income (expense)	15	2%	(5)	(1)%	20	NM
Profit from operating activities	95	11%	56	6%	39	70%
Closures segment EBITDA	149	17%	115	12%	34	30%
Closures segment Adjusted EBITDA	140	16%	131	14%	9	7%

Revenue. Total segment revenue decreased by $45 million, or 5%.

Total segment revenue in North America increased by $1 million. This increase was primarily due to the pass-through of higher resin costs to customers and lower claims. This was offset by a decrease in sales volume of $13 million and an unfavorable foreign currency impact of $4 million.

Total segment revenue in the rest of the world decreased by $46 million, or 9%. This decrease was primarily due to the sale of the aluminum closures business in Germany in January 2014, which reduced revenue by $42 million, and an unfavorable foreign currency impact of $19 million. This was partially offset by increased sales volume in Asia and favorable pricing resulting primarily from the pass-through of higher resin costs to customers.

Cost of Sales. Cost of sales decreased by $49 million, or 6%. This decrease was primarily due to lower sales volume of approximately $23 million and lower manufacturing costs of $34 million primarily due to the benefit from prior year restructuring initiatives. In addition, there was a favorable foreign currency impact of $22 million. These reductions were partially offset by $30 million resulting from higher raw material costs. For the nine month periods ended September 30, 2014 and September 30, 2013, raw material costs accounted for 64% and 61% of Closures' cost of sales, respectively.

Gross Profit. Closures' gross profit is impacted by the pass-through of resin price increases to customers. Contractual price adjustments with customers do not occur simultaneously with actual resin purchase price fluctuations, but rather on a monthly, quarterly, semi-annual or other basis. Therefore, due to the difference in timing between Closures' purchase of resin from its suppliers and sales of products to its customers, pricing related to the pass-through of resin price fluctuations to customers directly impacts gross profit.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $15 million, or 16%. This decrease is primarily due to savings resulting from 2013 restructuring initiatives, the sale of the aluminum closures business in Germany, reduced professional fees and favorable foreign currency impact due to the strengthening of the dollar.

Net Other. Net other changed by $20 million to net other income of $15 million primarily due to the $13 million gain on the sale of the aluminum closures business in Germany and $12 million of lower restructuring costs. This increase was partially offset by a decrease of $3 million in unrealized gains on derivatives. These items have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2014	2013
Profit from operating activities	95	56
Depreciation and amortization	54	59
EBITDA	149	115
Included in Closures segment EBITDA:
Asset impairment charges, net of reversals	(1)	3
Gain on sale of businesses and properties	(13)	—
Restructuring costs, net of reversals	3	13
Unrealized (gain) loss on derivatives	2	(1)
Other	—	1
Closures segment Adjusted EBITDA	140	131

Reynolds Consumer Products Segment

	For the nine month period ended September 30,
(In $ million)	2014	% of segment revenue	2013(1)	% of segment revenue	Change	% change
External revenue	1,947	95%	1,835	95%	112	6%
Inter-segment revenue	110	5%	101	5%	9	9%
Total segment revenue	2,057	100%	1,936	100%	121	6%
Cost of sales	(1,593)	(77)%	(1,451)	(75)%	(142)	10%
Gross profit	464	23%	485	25%	(21)	(4)%
Selling, marketing and distribution expenses/ General and administration expenses	(180)	(9)%	(173)	(9)%	(7)	4%
Net other income (expense)	3	—%	(4)	—%	7	NM
Profit from operating activities	287	14%	308	16%	(21)	(7)%
Reynolds Consumer Products segment EBITDA	360	18%	378	20%	(18)	(5)%
Reynolds Consumer Products segment Adjusted EBITDA	363	18%	384	20%	(21)	(5)%

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 4 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Revenue. Total segment revenue increased by $121 million, or 6%. The increase was primarily due to incremental sales volume of $127 million as a result of the acquisitions of Trans Western and Novelis Foil Products. Of the increase in revenue due to the Novelis Foil Products acquisition, $13 million represents inter-segment revenue. Revenue also increased due to higher pricing. These increases were partially offset by lower sales volume in the tableware and cooking products categories.

Cost of Sales. Cost of sales increased by $142 million, or 10%. This increase was primarily due to higher incremental costs as a result of the acquisition of Trans Western and Novelis Foil Products and $40 million of higher raw material costs. For the nine month periods ended September 30, 2014 and September 30, 2013, raw material costs accounted for 74% and 73% of Reynolds Consumer Products' cost of sales, respectively.

Gross Profit. Reynolds Consumer Products cannot immediately pass through price increases or declines to its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. For most resin-based products, there is a time lag between the purchase of raw materials by Reynolds Consumer Products and the pass-through of raw material price fluctuations to customers. Due to the differences in timing between Reynolds Consumer Products' purchases of resin from its suppliers and sales to its customers, there is often a lead-lag impact, during which margins are negatively impacted in periods of rising resin prices and positively impacted in periods of falling resin prices. For branded products, contracts with customers do not contain contractual price protection for raw material cost fluctuations.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $7 million, or 4%. The increase was due to the acquisitions.

Net Other. Net other changed by $7 million to net other income of $3 million. This change was primarily due to a change in the unrealized movements in derivatives. This item has been included in the segment's Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2014	2013(1)
Profit from operating activities	287	308
Depreciation and amortization	73	70
EBITDA	360	378
Included in Reynolds Consumer Products segment EBITDA:
Business acquisition and integration costs	2	—
Restructuring costs, net of reversals	1	1
Unrealized (gain) loss on derivatives	(1)	5
Other	1	—
Reynolds Consumer Products segment Adjusted EBITDA	363	384

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 4 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Pactiv Foodservice Segment

	For the nine month period ended September 30,
(In $ million)	2014	% of segment revenue	2013(1)	% of segment revenue	Change	% change
External revenue	2,619	86%	2,570	85%	49	2%
Inter-segment revenue	410	14%	442	15%	(32)	(7)%
Total segment revenue	3,029	100%	3,012	100%	17	1%
Cost of sales	(2,590)	(86)%	(2,516)	(84)%	(74)	3%
Gross profit	439	14%	496	16%	(57)	(11)%
Selling, marketing and distribution expenses/ General and administration expenses	(209)	(7)%	(231)	(8)%	22	(10)%
Net other income (expense)	24	1%	12	—%	12	100%
Profit from operating activities	254	8%	277	9%	(23)	(8)%
Pactiv Foodservice segment EBITDA	437	14%	462	15%	(25)	(5)%
Pactiv Foodservice segment Adjusted EBITDA	435	14%	472	16%	(37)	(8)%

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 4 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Revenue. Total segment revenue increased by $17 million, or 1%. External revenue increased by $49 million while inter-segment revenue decreased by $32 million. The increase in external revenue of $49 million is primarily due to incremental sales volume of $48 million. The sales volume increase was primarily due to growth in the cups category as a result of new business, incremental sales volume of $16 million from the acquisition of Novelis Foil Products, partially offset by the loss of sales volume due to the Macon, Georgia manufacturing plant fire in May 2013.

Cost of Sales. Cost of sales increased by $74 million, or 3%. This increase was primarily due to higher raw material costs of $41 million, increased external sales volume of $32 million, higher restructuring costs of $6 million and higher manufacturing costs driven by pre-operational costs on the start-up of new capacity and higher utility and other costs resulting from adverse weather conditions in early 2014. These increases were offset by improved operational performance driven by benefits from continued focus on manufacturing efficiencies in pre-existing capacity. For the nine month periods ended September 30, 2014 and September 30, 2013, raw material costs accounted for 61% and 60% of Pactiv Foodservice's cost of sales, respectively.

Gross Profit. Pactiv Foodservice's gross profit is impacted by changes in the costs of raw materials, including resin and aluminum. Pactiv Foodservice cannot immediately pass through price increases or declines to its customers because the price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Pactiv Foodservice's purchases of raw materials from its suppliers and sales to its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $22 million, or 10%. The decrease was primarily due to lower employee-related costs.

Net Other. Net other income increased by $12 million to $24 million. The increase is due to $15 million in net insurance recoveries related to manufacturing plant fires and Hurricane Sandy plant damage and a $7 million decrease in consultancy costs, partially offset by an increase of $12 million in unrealized losses on derivatives. These items, with the exception of insurance recoveries related to business interruption, have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2014	2013(1)
Profit from operating activities	254	277
Depreciation and amortization	183	185
EBITDA	437	462
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges, net of reversals	3	4
Gain on sale of businesses and properties	(1)	(1)
Impact of purchase price accounting on inventories	—	1
Plant damages and associated insurance recoveries, net	(29)	(5)
Restructuring costs, net of reversals	13	9
Unrealized (gain) loss on derivatives	12	—
Other	—	2
Pactiv Foodservice segment Adjusted EBITDA	435	472

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 4 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Graham Packaging Segment

	For the nine month period ended September 30,
(In $ million)	2014	% of segment revenue	2013	% of segment revenue	Change	% change
External revenue	2,137	100%	2,329	100%	(192)	(8)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	2,137	100%	2,329	100%	(192)	(8)%
Cost of sales	(1,889)	(88)%	(2,070)	(89)%	181	(9)%
Gross profit	248	12%	259	11%	(11)	(4)%
Selling, marketing and distribution expenses/General and administration expenses	(162)	(8)%	(154)	(7)%	(8)	5%
Net other income (expense)	22	1%	(41)	(2)%	63	NM
Profit from operating activities	108	5%	64	3%	44	69%
Graham Packaging segment EBITDA	360	17%	351	15%	9	3%
Graham Packaging segment Adjusted EBITDA	364	17%	402	17%	(38)	(9)%

Revenue. Revenue decreased by $192 million, or 8%. The decrease in revenue was primarily due to a decrease in sales volume of $186 million, primarily due to reduced volume in the household and personal care product categories as contract losses in prior years became effective in the current year, the impact of adverse weather conditions in the first quarter of 2014 and a decrease in end-consumer demand for certain customers' products, primarily in the food and beverage markets. These decreases in sales volume were partially offset by the awarding of new business. Also contributing to the decline was an unfavorable foreign currency impact of $15 million, largely due to the strengthening of the dollar against the Argentine peso, Brazilian real and Mexican peso, partially offset by the weakening of the dollar against the euro, and a decrease in resin pricing passed through to customers. These decreases were partially offset by the impact of product mix.

Cost of Sales. Cost of sales decreased by $181 million, or 9%. This decrease was primarily due to a decline of $151 million from the decreased sales volume, reduced depreciation expense of $35 million as certain assets became fully depreciated, operational improvements, a favorable foreign currency impact of $12 million and a decrease in resin prices. These declines were partially offset by the impact of product mix. For each of the nine month periods ended September 30, 2014 and September 30, 2013, raw material costs accounted for 58% of Graham Packaging's cost of sales.

Gross Profit. Graham Packaging's gross profit is impacted by changes in the costs of raw materials, including resin, and energy-related costs. Graham Packaging purchases most of its raw materials and other production inputs on the spot market and cannot immediately pass through price increases or declines to certain of its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Graham Packaging's purchases of raw materials from its suppliers and sales to certain of its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $8 million, or 5%. This increase was primarily due to an increase in personnel-related costs, operational process engineering-related costs and restructuring costs.

Net Other. Net other changed by $63 million to net other income of $22 million. This change was primarily due to a benefit of $27 million related to the settlement of a legal claim and a decrease of $36 million in business integration costs. These items have been included in the segment's Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2014	2013
Profit from operating activities	108	64
Depreciation and amortization	252	287
EBITDA	360	351
Included in Graham Packaging segment EBITDA:
Asset impairment charges, net of reversals	9	5
Business acquisition and integration costs	—	36
Litigation settlement	(18)	—
Non-cash changes in provisions	(9)	—
Operational process engineering-related consultancy costs	6	—
Restructuring costs, net of reversals	16	10
Graham Packaging segment Adjusted EBITDA	364	402

Corporate/Unallocated

	For the nine month period ended September 30,
(In $ million)	2014	2013(1)	Change	% change
Gross profit (loss)	3	(3)	6	NM
Selling, marketing and distribution expenses/General and administration expenses	(59)	(73)	14	(19)%
Net other income (expense)	(53)	1	(54)	NM
Loss from operating activities	(109)	(76)	(33)	43%
Corporate/Unallocated EBITDA	(108)	(74)	(34)	46%
Corporate/Unallocated Adjusted EBITDA	(29)	(35)	6	(17)%

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 4 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $14 million, or 19%. This was primarily due to a decrease of $20 million in pension expense. This decrease was partially offset by increases in professional fees, lease termination costs and other corporate management expenses.

Net Other. Net other changed by $54 million to net other expense of $53 million. This change was primarily due to a related party management fee of $39 million and $11 million in strategic review costs. These items have been included in the Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the nine month period ended September 30,
(In $ million)	2014	2013(1)
Loss from operating activities	(109)	(76)
Depreciation and amortization	1	2
EBITDA	(108)	(74)
Included in Corporate/Unallocated EBITDA:
Non-cash changes in provisions	—	(3)
Non-cash pension expense	23	43
Related party management fee	39	—
Strategic review costs	11	—
Other	6	(1)
Corporate/Unallocated Adjusted EBITDA	(29)	(35)

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 4 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Differences Between the RGHL Group and Beverage Packaging Holdings Group Results of Operations
There are certain differences between the RGHL Group interim unaudited condensed consolidated financial statements and the Bev Pack interim unaudited condensed combined financial statements, each included elsewhere in this quarterly report.

RGHL is a holding company. Consequently, there are no differences between the revenue and gross profit amounts presented in the RGHL Group interim unaudited condensed consolidated financial statements and the Bev Pack interim unaudited condensed combined financial statements. The differences in the reported profit (loss) before income tax between the RGHL Group interim unaudited condensed consolidated financial statements and the Bev Pack interim unaudited condensed combined financial statements are primarily due to related party interest income and expenses that are recognized by RGHL, intercompany amounts between RGHL and the members of Bev Pack that eliminate on consolidation of the RGHL Group, foreign currency exchange movements on the related party balances of RGHL, management fee expense recognized by RGHL and incidental RGHL corporate expenses.

Differences between the RGHL Group statement of financial position and the Bev Pack statement of financial position are primarily attributable to the related party receivables and borrowings of RGHL.

Differences between the RGHL Group statement of cash flows and the Bev Pack statement of cash flows primarily relate to the management fee paid by RGHL.

Liquidity and Capital Resources
Historical Cash Flows
The following table discloses our cash flows for the periods presented:

	For the nine month period ended September 30,
(In $ million)	2014	2013
Net cash flows from operating activities	545	537
Net cash flows used in investing activities	(464)	(504)
Net cash flows used in financing activities	(43)	(87)

Cash Flow from Operating Activities
Cash provided by operations was relatively flat. Lower cash outflows in working capital and a reduction in interest payments were substantially offset by lower profit from operating activities as discussed in the "Results of Operations" and increased tax payments.
Cash Flow used in Investing Activities
Cash used in investing activities was $464 million compared to $504 million in the prior year period. The decrease was primarily due to insurance proceeds received of $35 million compared to $6 million in the prior year period and higher proceeds received for the sale of property, plant and equipment. Refer to “— Capital Expenditures” for additional information regarding expenditures on property, plant and equipment and intangible assets.

Cash Flow used in Financing Activities
The net cash inflow and outflow during each respective period is summarized as follows:

	For the nine month period ended September 30,
(In $ million)	2014	2013
Drawdown of loans and borrowings	141	82
Repayment of loans and borrowings	(179)	(165)
Payment of transaction costs	(2)	(2)
Other	(3)	(2)
Net cash outflow	(43)	(87)

Refer to note 12 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information related to each of our borrowings.

Capital Expenditures

	For the nine month period ended September 30,
(In $ million)	2014	2013
Property, plant and equipment	500	499
Intangibles	4	6
Total capital expenditures	504	505

We expect to incur approximately $700 million in capital expenditures during 2014 (excluding acquisitions) largely to support business growth, cost reduction initiatives and capital replacement. We expect to fund these expenditures with cash flows from operations as well as from insurance proceeds. Actual capital expenditures may differ.

Capital Resources
We have substantial debt and debt service obligations. As of September 30, 2014, our total indebtedness of $18,067 million was comprised of the outstanding principal amounts of our borrowings and bank overdrafts.

We have pledged assets that secure the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities. The collateral consists of substantially all the assets of the issuers and the guarantors, including the capital stock of their subsidiaries, real property, bank accounts, investments, receivables, equipment, inventory, intellectual property and insurance policies, subject to certain exclusions.

As of September 30, 2014, the Senior Secured Credit Facilities included revolving credit facilities of $120 million and €54 million ($69 million), which were utilized in the amounts of $63 million and €15 million ($19 million), respectively, in the form of bank guarantees and letters of credit.

We have pledged certain assets to secure a receivables loan and security agreement (the "Securitization Facility") pursuant to which the RGHL Group can borrow up to $600 million. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the RGHL Group. The Securitization Facility is secured by all of the assets of the borrower, Beverage Packaging Factoring (Luxembourg) S.à r.l., which consist primarily of eligible trade receivables and cash. As of September 30, 2014, the RGHL Group had drawn $425 million under the Securitization Facility.

We may from time to time seek to issue additional indebtedness depending on market conditions, our cash requirements and other considerations.

In addition, we may from time to time take steps to reduce our indebtedness, which may include open market repurchases and retirement of currently outstanding indebtedness. The total amount of indebtedness that will be repurchased or retired will depend on market conditions, our cash requirements and other considerations.

Sources of Liquidity
Our sources of liquidity for the future are expected to be our existing cash resources, cash flows from operations, drawings under the revolving credit facilities of our Senior Secured Credit Facilities, borrowings under the Securitization Facility and local working capital facilities. In addition to our cash and cash equivalents, as of September 30, 2014, we had $57 million and €39 million ($50 million) available for drawing under our revolving credit facilities. Our revolving credit facilities mature in December 2018.

Our ability to borrow under our revolving credit facilities or our other local working capital facilities may be limited by the terms of such indebtedness or other indebtedness (including the Reynolds Notes and the 2013 Notes), including financial covenants.

As of September 30, 2014, our total indebtedness of $18,067 million was comprised of the outstanding principal amounts of our borrowings and bank overdrafts. Our 2014 annual cash interest obligations on our Senior Secured Credit Facilities, our outstanding notes, the Securitization Facility and our other indebtedness are expected to be approximately $1,264 million, assuming interest on our floating rate debt continues to accrue at the current interest rates as of September 30, 2014 and there is no change in the current euro-to-dollar exchange rate for our euro-denominated interest obligations. We expect to meet our debt service obligations with our existing cash resources and cash flows from operations, which we believe will be adequate to meet our obligations for the next year. Refer to note 12 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Under the indentures governing the Reynolds Notes (excluding the February 2012 Senior Notes, which no longer contain such covenants) and the 2013 Notes, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and (i) under the indentures governing our Reynolds Senior Secured Notes, the liens securing first lien secured indebtedness do not exceed a 3.50 to 1.00 senior secured leverage ratio, (ii) under the indentures governing our Reynolds Senior Notes and the 2013 Senior Notes, the liens securing any secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio and (iii) under the indenture governing the 2013 Senior Subordinated Notes, the liens secure senior indebtedness.

Under the credit agreement governing the Senior Secured Credit Facilities, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Senior Secured Credit Facilities and senior secured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million subject to pro forma compliance with the Senior Secured Credit Facilities' senior secured first lien leverage ratio covenant. In addition, we may incur incremental senior secured indebtedness under the credit agreement governing our Senior Secured Credit Facilities and senior secured notes in an unlimited amount so long as our senior secured first lien leverage ratio does not exceed 3.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Senior Secured Credit Facilities only) we are in pro forma compliance with the senior secured first lien leverage ratio covenant included in the credit agreement governing our Senior Secured Credit Facilities. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted subject to pro forma compliance with the Senior Secured Credit Facilities' senior secured first lien leverage ratio covenant.

Under the credit agreement governing the Senior Secured Credit Facilities, we are subject to a maintenance covenant that stipulates a maximum net senior secured first lien leverage ratio. As of the last day of each fiscal quarter, our net senior secured first lien leverage ratio must be less than or equal to 4.50 to 1.00.

As of September 30, 2014, our net senior secured first lien leverage ratio was 3.18x as calculated for purposes of the maintenance covenant under the credit agreement governing the Senior Secured Credit Facilities. The credit agreement governing our Senior Secured Credit Facilities does not require us to include the indebtedness under the Securitization Facility in the calculation of the net senior secured first lien leverage ratio.

The indentures governing the Reynolds Notes (excluding the February 2012 Senior Notes, which no longer contain such covenants) and the 2013 Notes and the credit agreement governing the Senior Secured Credit Facilities also contain negative covenants. The negative covenants include limitations, subject to agreed exceptions, on the ability of RGHL and its material subsidiaries to: incur additional indebtedness (including guarantees); incur liens; enter into sale and lease-back transactions; make investments, loans and advances; implement mergers, consolidations and sales of assets; make restricted payments or enter into restrictive agreements; enter into transactions with affiliates on non-arm's length terms; change the business conducted by RGHL and its subsidiaries; prepay, or make redemptions and repurchases of specified indebtedness; amend certain material agreements governing specified indebtedness; make certain amendments to the organizational documents of RGHL and its material subsidiaries; change RGHL's fiscal year; and under the 2013 Notes conduct certain activities in the case of BP II and Beverage Packaging Holdings II Issuer Inc. (the co-issuer of the 2013 Notes).

The indentures governing the Reynolds Notes and the 2013 Notes and the credit agreement governing the Senior Secured Credit Facilities generally allow subsidiaries of RGHL to transfer funds in the form of cash dividends, loans or advances within the RGHL Group.

We believe that our cash flows from operations and our existing available cash, together with our other available external financing sources, will be adequate to meet our future liquidity needs for the next year. We are currently in compliance with the covenants under the credit agreement governing our Senior Secured Credit Facilities and our other outstanding indebtedness, including the Reynolds Notes and the 2013 Notes. We expect to remain in compliance with our covenants.

Our future operating performance and our ability to service or refinance the Senior Secured Credit Facilities, our outstanding notes and other indebtedness are subject to economic conditions and financial, business and other factors, many of which are beyond our control.

Embedded Derivatives
We have separately recognized embedded derivative assets in relation to the early call feature on certain borrowings. Embedded derivatives are measured at fair value with changes in fair value recognized through net financial expenses in the statement of comprehensive income as a component of profit or loss. As of September 30, 2014, our non-current derivative asset of $258 million only includes embedded derivatives. The fair value of the embedded derivatives is calculated using industry standard models that consider various assumptions, such as quoted market prices, time value and volatility factors for the underlying instruments. Changes in any one or more of these assumptions could have a significant impact on the value of embedded derivatives.
Contractual Obligations
The following table summarizes our material contractual obligations as of September 30, 2014:

	Payments, due by period, as of September 30, 2014
(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Trade and other payables	1,535	1,535	—	—	—
Financial liabilities(1)	24,719	1,720	4,072	12,394	6,533
Operating leases	411	110	144	75	82
Unconditional capital expenditure obligations(2)	137	135	2	—	—
Total contractual obligations	26,802	3,500	4,218	12,469	6,615

(1)
Total repayments of financial liabilities consist of the principal amounts, fixed and floating rate interest obligations and the cash flows associated with commodity and other derivative instruments. The exchange rate on euro-denominated borrowings and the interest rate on the floating rate debt balances have been assumed to be the same as the rates in effect during the month of September 2014. Both the three-month LIBOR and the Euro Interbank Offered Rate ("EURIBOR") during the month of September 2014 were below the floor rates established in accordance with the respective agreements.

(2)
Unconditional capital expenditure obligations include plant expansions at Pactiv Foodservice, growth and maintenance at SIG and growth and operational enhancements at Graham Packaging, primarily in North America.

In addition, the outstanding term loans under the Senior Secured Credit Facilities are required to be prepaid with up to 50% of the RGHL Group's excess cash flow with a step down to 25% if the senior secured first lien leverage ratio is less than or equal to 2.25x commencing with the fiscal year ending December 31, 2014.

Contingent Liabilities
The RGHL Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of up to 1.5% of the RGHL Group’s EBITDA (as defined in the financing agreements) for the previous year. The RGHL Group does not have a management fee agreement with any related parties. Rank Group Limited, an entity that is also controlled by the RGHL Group’s ultimate shareholder, charged the RGHL Group a Management Fee of $39 million in June 2014. No Management Fees have been paid in relation to the years ended December 31, 2010 and 2009; however the Senior Secured Credit Facilities permit the RGHL Group to pay a Management Fee of up to $37 million in respect of those years.
Off-Balance Sheet Arrangements
Other than operating leases entered into in the normal course of business, we currently have no material off-balance sheet obligations.

Accounting Principles
Our interim unaudited condensed consolidated financial statements are prepared in accordance with IFRS and IFRIC Interpretations as issued by the IASB.

Critical Accounting Policies
For a summary of our critical accounting policies, refer to “Part I — Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies” of our Annual Report. Our critical accounting policies have not changed from those disclosed in our Annual Report.

Recently Issued Accounting Pronouncements
In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers.” IFRS 15 contains a revised revenue recognition framework. IFRS 15 will be effective for periods beginning on or after January 1, 2017. The RGHL Group is currently evaluating the impact of this new standard.

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments.” IFRS 9 replaces the guidance in IAS 39 “Financial Instruments: Recognition and Measurement,” and contains revised requirements in relation to the classification, measurement and presentation of financial instruments, including derivatives. IFRS 9 will be effective for periods beginning on or after January 1, 2018. The RGHL Group is currently evaluating the impact of this new standard.

There have been no material changes to any previously issued accounting pronouncements or to the RGHL Group's evaluation of the related impact as disclosed in our Annual Report.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
In the normal course of business we are subject to risks from adverse fluctuations in interest and foreign currency exchange rates and commodity prices. We manage these risks through a combination of an appropriate mix between variable rate and fixed rate borrowings and natural offsets of foreign currency receipts and payments, supplemented by forward foreign currency exchange contracts and commodity derivatives. Derivative contracts are not used for trading or speculative purposes. The extent to which we use derivative instruments is dependent upon our access to them in the financial markets and our use of other risk management methods, such as netting exposures for foreign currency exchange risk and establishing sales arrangements that permit the pass-through to customers of changes in commodity prices. Our objective in managing our exposure to market risk is to limit the impact on earnings and cash flow.

Interest Rate Risk
We had significant debt commitments outstanding as of September 30, 2014. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. Our interest rate risk arises primarily on significant borrowings that are denominated in dollars and euro that are drawn under our Senior Secured Credit Facilities and our Securitization Facility. As of September 30, 2014, the agreement governing the Senior Secured Credit Facilities included an interest rate floor of 1.0% per annum on U.S. and European term loans and revolving loans. As of September 30, 2014, the Securitization Facility accrued interest at a floating rate with no floor.

The underlying three-month LIBOR and EURIBOR rates as of September 30, 2014 were 0.24% and 0.08%, respectively. Based on our outstanding debt commitments as of September 30, 2014, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $5 million increase and less than $1 million increase in the interest expense on the U.S. and European term loans, respectively, under our Senior Secured Credit Facilities. A 100 basis point decrease in interest rates would have no impact on the interest expense on the U.S. or European term loans due to the LIBOR and EURIBOR floors under our Senior Secured Credit Facilities.

The interest rate on the Securitization Facility as of September 30, 2014 was 2.08%. Based on our outstanding debt commitments under our Securitization Facility as of September 30, 2014, a one-year timeframe and all other variables remaining constant, a 100 basis point increase in interest rates would result in a $4 million increase in interest expense while a 100 basis point decrease in interest rates would result in a $1 million decrease in interest expense, due to the low variable rate portion of the Securitization Facility interest rate.

Foreign Currency Exchange Rate Risk
As a result of our international operations, we are exposed to foreign currency exchange risk arising from sales, purchases, assets and borrowings that are denominated in currencies other than the functional currencies of the respective entities.

In accordance with our treasury policy, we take advantage of natural offsets to the extent possible. Therefore, when commercially feasible, we borrow in the same currencies in which cash flows from operations are generated. On a limited basis, we use forward exchange contracts to hedge residual foreign currency exchange risk arising from receipts and payments denominated in foreign currencies. Additionally, when considered appropriate we may enter into forward exchange contracts to hedge foreign currency exchange risk arising from specific transactions. The following table provides the details of our outstanding foreign currency derivative contracts as of September 30, 2014.

Type	Contract type	Currency	Contracted volume	Counter-currency	Contracted conversion range	Contracted date of maturity
Currency futures	Sell	Japanese yen	2,639,260,000		$101 - 102	Oct 2014 - Jul 2015
Currency futures	Sell		$5,600,000	NZD	0.7994 - 0.8017	Oct 2014 - Nov 2014
Currency futures	Sell	Australian dollar	6,100,000	NZD	0.8905 - 0.8911	Oct 2014 - Nov 2014
Currency futures	Buy	EUR	8,700,000	Brazilian real	0.2826 - 0.2871	Oct 2014 - Dec 2014
Currency futures	Sell	MXN	113,429,680		$13.63 - 13.70	Oct 2014 - Dec 2014

We generally do not hedge our exposure to translation gains or losses in respect of our non-dollar functional currency assets or liabilities.

For the nine month period ended September 30, 2014, our primary foreign currency exchange exposure resulted from euro-denominated net intercompany receivable in a dollar functional currency entity. The continuing change in the foreign currency exchange rate between the dollar and the euro will result in us recognizing either foreign currency exchange gains or losses on the translation of this net indebtedness in the future. A 100 basis point strengthening of the euro against the dollar, applied as of September 30, 2014, would have resulted in a reduction of $12 million of the reported foreign currency exchange loss, while a 100 basis point weakening of the euro against the dollar would have resulted in an additional foreign currency exchange loss of $12 million.

In addition, we are also exposed to foreign currency exchange risk on certain other intercompany borrowings between certain of our entities with different functional currencies which do not have a material impact on our financial statements.

Commodity Risk
We are exposed to commodity and other price risk principally from the purchase of resin, natural gas, electricity, aluminum, diesel, steel and starch. We use various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities. We generally enter into commodity financial instruments or derivatives to hedge commodity prices related to resin, aluminum, diesel and natural gas.

We enter into futures and swaps to hedge our exposure to commodity price fluctuations. We believe these contracts manage our price risk by reference to the difference between the fixed contract price and the market price. The following table provides the details of our outstanding commodity derivative contracts as of September 30, 2014.

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
Resin swaps	metric tonne	76,290	€1,360 - €1,540	Oct 2014 - Jan 2016
Resin swaps	metric tonne	2,250	$1,860	Oct 2014 - Dec 2014
Resin swaps	kiloliter	35,600	JPY58,690 - JPY62,970	Oct 2014 - Dec 2015
Resin swaps	pound	9,000,000	$0.97 - $1.01	Oct 2014 - Jun 2015
Aluminum swaps*	metric tonne	82,453	$1,763 - $2,572	Oct 2014 - Sep 2017
Aluminum swaps	metric tonne	120	JPY186,449 - JPY186,458	Oct 2014 - Nov 2014
Aluminum swaps	pound	30,313,525	$0.18 - $0.20	Oct 2014 - May 2015
Natural gas swaps	million BTU	8,709,105	$3.61 - $4.81	Oct 2014 - Dec 2015
Ethylene swaps	metric tonne	10,720	€1,210 - €1,240	Oct 2014 - Jan 2016
Ethylene swaps	pound	5,325,851	$0.48 - $0.49	Oct 2014 - Apr 2015
Paraxylene swaps	pound	19,969,247	$0.65 - $0.73	Oct 2014 - Apr 2015
Polymer-grade propylene swaps	metric tonne	7,000	€1,440 - €1,499	Oct 2014 - Jul 2015
Polymer-grade propylene swaps	pound	67,868,941	$0.69 - $0.76	Oct 2014 - Apr 2015
Benzene swaps	U.S. liquid gallon	36,406,312	$4.32 - $4.75	Oct 2014 - Jun 2015
Diesel swaps	U.S. liquid gallon	46,065,438	$3.78 - $3.94	Oct 2014 - Dec 2015
Electricity swaps	megawatt hour	46,930	NZD60.00 - NZD81.56	Oct 2014 - Jun 2015
Corn swaps	bushel	60,000	$4.75 - $4.85	Oct 2014 - Dec 2014
Linerboard swaps	ton	3,000	$655	May 2015

*	Includes a swap that hedges the price of aluminum for a private label customer contract that expires in September 2017.

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of September 30, 2014, the estimated fair values of the outstanding commodity derivative contracts were a net liability of $12 million. During the nine month period ended September 30, 2014, we recognized $7 million and $2 million of unrealized net losses in other expenses in the profit or loss component of the statement of comprehensive income related to the outstanding commodity and foreign currency derivatives, respectively.

ITEM 4. CONTROLS AND PROCEDURES.
Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods. We, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of September 30, 2014.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the three month period ended September 30, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION
ITEM 1. LEGAL PROCEEDINGS.
We are involved in legal proceedings from time to time in the ordinary course of business. We believe that the outcome of these proceedings will not have a material effect on our financial condition, results of operations or cash flows. There have been no material changes to the legal proceedings disclosed in our Annual Report.

ITEM 1A. RISK FACTORS.
There have been no material changes in the risk factors disclosed in our Annual Report.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.
Not applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.
Not applicable.

ITEM 4. MINE SAFETY DISCLOSURE.
Not applicable.

ITEM 5. OTHER INFORMATION.
RGHL has received the requested waiver from the Staff of the Division of Corporation Finance with respect to the requirements of Rule 3-09 of Regulation S-X for the year ended December 31, 2013 to file separate financial statements for SIG Combibloc Obeikan FZCO.

SIG owns 50% of SIG Combibloc Obeikan Company Limited, a Saudi Arabian joint venture (“SIG Obeikan”). A minor portion of SIG Obeikan's business includes selling carton sleeves to Iran Dairy Industries Co. - Pegah Product Dairy Production (“IDIC”), which are used for packaging milk and other dairy products. IDIC is, to SIG's knowledge, majority-owned by a pension fund for certain civil servants in Iran and therefore may be indirectly controlled by the government of Iran. For the three and nine month periods ended September 30, 2014, SIG Obeikan's gross sales to IDIC were approximately €1.1 million and €2.9 million, respectively, and its net profit from such sales was approximately €0.2 million and €0.8 million, respectively. SIG Obeikan intends to continue this activity.

ITEM 6. EXHIBITS.

Exhibit Number	Description of Exhibit
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

31.1 Rule 13a-14(a) Certification

I, Thomas Degnan, the Chief Executive Officer of Reynolds Group Holdings Limited, certify that:

1.   I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
November 5, 2014

31.2 Rule 13a-14(a) Certification
I, Allen Hugli, the Chief Financial Officer of Reynolds Group Holdings Limited, certify that:

1.    I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.    The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
November 5, 2014

32.1 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the period ended September 30, 2014 as furnished with the Securities and Exchange Commission on the date hereof, I, Thomas Degnan, as Chief Executive Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
November 5, 2014

32.2 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the period ended September 30, 2014 as furnished with the Securities and Exchange Commission on the date hereof, I, Allen Hugli, as Chief Financial Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
November 5, 2014

Reynolds Group Holdings Limited

Interim unaudited condensed consolidated financial statements for the three and nine month periods ended
September 30, 2014 and September 30, 2013

Reynolds Group Holdings Limited

Contents

Index to the Financial Statements

Reynolds Group Holdings Limited interim unaudited condensed consolidated financial statements for the three and nine month periods ended September 30, 2014 and 2013

Interim unaudited condensed consolidated statements of comprehensive income	F-2

Interim unaudited condensed consolidated statements of financial position	F-3

Interim unaudited condensed consolidated statements of changes in equity (deficit)	F-4

Interim unaudited condensed consolidated statements of cash flows	F-5

Notes to the interim unaudited condensed consolidated financial statements	F-6

Beverage Packaging Holdings Group interim unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2014 and 2013

Interim unaudited condensed combined statements of comprehensive income	G-1

Interim unaudited condensed combined statements of financial position	G-2

Interim unaudited condensed combined statements of changes in equity (deficit)	G-3

Interim unaudited condensed combined statements of cash flows	G-4

Notes to the interim unaudited condensed combined financial statements	G-5

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of comprehensive income

		For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	Note	2014	2013	2014	2013
Revenue		3,530	3,529	10,368	10,441
Cost of sales		(2,851)	(2,832)	(8,427)	(8,427)
Gross profit		679	697	1,941	2,014
Other income	6	55	26	95	45
Selling, marketing and distribution expenses		(82)	(82)	(250)	(249)
General and administration expenses		(213)	(235)	(677)	(701)
Other expenses	7	(25)	(65)	(69)	(109)
Share of profit of associates and joint ventures, net of income tax		5	8	16	18
Profit from operating activities		419	349	1,056	1,018
Financial income	8	7	196	22	45
Financial expenses	8	(867)	(340)	(1,288)	(1,068)
Net financial expenses		(860)	(144)	(1,266)	(1,023)
Profit (loss) before income tax		(441)	205	(210)	(5)
Income tax (expense) benefit	9	205	(355)	(14)	(73)
Profit (loss) for the period		(236)	(150)	(224)	(78)
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(104)	(44)	(55)	(85)
Transfers from foreign currency translation reserve		—	33	—	33
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans		(6)	116	(68)	464
Total other comprehensive income (loss), net of income tax		(110)	105	(123)	412
Total comprehensive income (loss)		(346)	(45)	(347)	334
Profit (loss) attributable to:
Equity holder of the Group		(237)	(151)	(226)	(80)
Non-controlling interests		1	1	2	2
		(236)	(150)	(224)	(78)
Total comprehensive income (loss) attributable to:
Equity holder of the Group		(347)	(46)	(349)	332
Non-controlling interests		1	1	2	2
		(346)	(45)	(347)	334

The interim unaudited condensed consolidated statements of comprehensive income should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of financial position

(In $ million)	Note	As of September 30, 2014	As of December 31, 2013
Assets
Cash and cash equivalents		1,502	1,490
Trade and other receivables		1,505	1,508
Inventories	11	1,808	1,647
Current tax assets		9	14
Assets held for sale		75	36
Derivatives		14	12
Other assets		74	73
Total current assets		4,987	4,780
Related party and other non-current receivables		363	361
Investments in associates and joint ventures		140	149
Deferred tax assets		40	49
Property, plant and equipment		4,271	4,353
Intangible assets		11,712	12,055
Derivatives		258	437
Other assets		215	199
Total non-current assets		16,999	17,603
Total assets		21,986	22,383
Liabilities
Bank overdrafts		1	4
Trade and other payables		1,869	1,799
Liabilities directly associated with assets held for sale		9	38
Borrowings	12	457	471
Current tax liabilities		101	141
Derivatives		24	14
Employee benefits		231	243
Provisions		86	83
Total current liabilities		2,778	2,793
Non-current payables		57	41
Borrowings	12	17,434	17,466
Deferred tax liabilities		1,325	1,474
Derivatives		2	1
Employee benefits		879	743
Provisions		92	96
Total non-current liabilities		19,789	19,821
Total liabilities		22,567	22,614
Net liabilities		(581)	(231)
Equity
Share capital		1,695	1,695
Reserves		(1,122)	(1,004)
Accumulated losses		(1,173)	(942)
Equity (deficit) attributable to equity holder of the Group		(600)	(251)
Non-controlling interests		19	20
Total equity (deficit)		(581)	(231)

The interim unaudited condensed consolidated statements of financial position should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of changes in equity (deficit)

(In $ million)	Share capital	Translation of foreign operations	Other reserves(1)	Accumulated losses	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2013)	1,695	354	(1,854)	(872)	(677)	21	(656)
Total comprehensive income (loss) for the period:
Profit (loss) after tax	—	—	—	(80)	(80)	2	(78)
Remeasurement of defined benefit plans, net of income tax	—	—	464	—	464	—	464
Foreign currency exchange translation reserve(2)	—	(52)	—	—	(52)	—	(52)
Total comprehensive income (loss) for the period	—	(52)	464	(80)	332	2	334
Dividends paid to non-controlling interests	—	—	—	—	—	(3)	(3)
Balance as of September 30, 2013	1,695	302	(1,390)	(952)	(345)	20	(325)
Balance at the beginning of the period (January 1, 2014)	1,695	239	(1,243)	(942)	(251)	20	(231)
Total comprehensive income (loss) for the period:
Profit (loss) after tax	—	—	—	(226)	(226)	2	(224)
Remeasurement of defined benefit plans, net of income tax	—	—	(68)	—	(68)	—	(68)
Foreign currency exchange translation reserve	—	(55)	—	—	(55)	—	(55)
Total comprehensive income (loss) for the period	—	(55)	(68)	(226)	(349)	2	(347)
Reclassification upon sale of business	—	—	5	(5)	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	(3)	(3)
Balance as of September 30, 2014	1,695	184	(1,306)	(1,173)	(600)	19	(581)

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

(2)
Included in this amount is the impact of the liquidation of a subsidiary in Hong Kong. Upon liquidation, $33 million of cumulative translation losses, which had been accumulated in equity, were recognized in profit (loss).

The interim unaudited condensed consolidated statements of changes in equity (deficit) should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of cash flows

	For the nine month period ended September 30,
(In $ million)	2014	2013
Cash flows from operating activities
Profit (loss)	(224)	(78)
Adjustments for:
Depreciation and amortization	699	772
Impairment charges	11	29
Foreign currency adjustments	(4)	44
Change in fair value of derivatives	9	1
Net gain on insurance recoveries and disposal of assets	(45)	(3)
Share of profit of associates and joint ventures, net of income tax	(16)	(18)
Net financial expenses	1,266	1,023
Interest paid	(913)	(955)
Income tax expense	14	73
Income taxes paid, net of refunds received	(116)	(96)
Change in trade and other receivables	(25)	(145)
Change in inventories	(211)	(179)
Change in trade and other payables	113	56
Change in provisions and employee benefits	(6)	1
Change in other assets and liabilities	(7)	12
Net cash from operating activities	545	537
Cash flows used in investing activities
Acquisition of property, plant and equipment and intangible assets	(504)	(505)
Proceeds from sale of property, plant and equipment and other assets	14	7
Acquisition of businesses and investments in joint ventures, net of cash acquired*	(42)	(38)
Proceeds from insurance claims	35	6
Disposal of businesses, net of cash disposed	8	—
Other	25	26
Net cash used in investing activities	(464)	(504)
Cash flows used in financing activities
Drawdown of loans and borrowings	141	82
Repayment of loans and borrowings	(179)	(165)
Payment of debt transaction costs	(2)	(2)
Other	(3)	(2)
Net cash used in financing activities	(43)	(87)
Net increase (decrease) in cash and cash equivalents	38	(54)
Cash and cash equivalents at the beginning of the period	1,486	1,554
Effect of exchange rate fluctuations on cash and cash equivalents	(23)	6
Cash and cash equivalents at the end of the period	1,501	1,506
Cash and cash equivalents are comprised of:
Cash and cash equivalents	1,502	1,510
Bank overdrafts	(1)	(4)
Cash and cash equivalents at the end of the period	1,501	1,506

*
On June 30, 2014, the Group acquired 100% of the assets of the Novelis Foil Products North America division of Novelis Inc. and Novelis Corporation for an aggregate purchase price of $30 million. The purchase price has not yet been fully allocated.

During March 2013, the Group acquired a business for an aggregate purchase price of $32 million. The consideration was paid in cash. The purchase accounting was finalized during the three month period ended September 30, 2013 and resulted in goodwill of $13 million and intangible assets of $12 million. The adjustments to reflect the purchase price allocation were included in the three month period ended September 30, 2013 and were immaterial for prior periods.

Significant non-cash financing and investing activities

During the nine month period ended September 30, 2014, the Group's aluminum closures business in Germany was sold for $26 million, resulting in a gain of $13 million. The consideration received was in the form of a note receivable.

The interim unaudited condensed consolidated statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

1.Reporting entity

Reynolds Group Holdings Limited (the “Company”) is a company domiciled in New Zealand and registered under the Companies Act 1993.

The interim unaudited condensed consolidated financial statements of the Company as of September 30, 2014 and for the three and nine month periods ended September 30, 2014 and September 30, 2013 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the “Group."

The address of the registered office of the Company is c/o: Rank Group Limited, Level 9, 148 Quay Street, Auckland 1010, New Zealand.

2.    Basis of preparation

2.1    Statement of compliance

The interim unaudited condensed consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting.” The disclosures required for interim financial statements are less extensive than the disclosure requirements for annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2013. The December 31, 2013 statement of financial position as presented in the interim unaudited condensed consolidated financial statements was derived from the Group's audited financial statements for the year ended December 31, 2013, but does not include the disclosures required by IFRS as issued by the IASB.

The interim unaudited condensed consolidated financial statements were approved by the Board of Directors (the "Directors") on November 5, 2014 in Chicago, Illinois (November 6, 2014 in Auckland, New Zealand).

2.2    Comparative information

For the year ended December 31, 2013, there is an offsetting error on two line items presented within the consolidated statements of comprehensive income included in the Group's Annual Report on Form 20-F for the fiscal year ended December 31, 2013. The line item exchange differences on translating foreign operations, reported as a loss of $82 million, should have been reported as a loss of $148 million, and the line item transfers from foreign currency translation reserve, reported as a loss of $33 million, should have been reported as a gain of $33 million. The net amount remains unchanged. This error does not have any impact on the reported loss for the period, total comprehensive income, Adjusted EBITDA, the statements of financial position or the statements of cash flows. The Group does not consider this error to be material to the consolidated financial statements for the year ended December 31, 2013. Accordingly, the Group will revise its consolidated statement of comprehensive income for the year ended December 31, 2013 prospectively in future filings to correct this error.

During the year ended December 31, 2013, the Group changed the presentation of the consolidated statement of cash flows from the direct method to the indirect method. Accordingly, the presentation of the consolidated statement of cash flows for the nine month period ended September 30, 2013 has been reclassified to conform to this presentation. This change had no financial impact.

2.3    Negative equity

The statement of financial position presents negative equity of $581 million and $231 million as of September 30, 2014 and December 31, 2013, respectively. Total equity has been reduced by $1,561 million as a result of the Group's accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009 and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction in equity.

2.4    Accounting policies and recently issued accounting pronouncements

Accounting policies

The accounting policies applied by the Group in the interim unaudited condensed consolidated financial statements are consistent with those applied by the Group in the annual consolidated financial statements for the year ended December 31, 2013.

Recently issued accounting pronouncements

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers.” IFRS 15 contains a revised revenue recognition framework. IFRS 15 will be effective for periods beginning on or after January 1, 2017. The Group is currently evaluating the impact of this new standard.

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments.” IFRS 9 replaces the guidance in IAS 39 “Financial Instruments: Recognition and Measurement” and contains revised requirements in relation to the classification, measurement and presentation of financial instruments, including derivatives. IFRS 9 will be effective for periods beginning on or after January 1, 2018. The Group is currently evaluating the impact of this new standard.

There have been no material changes to any previously issued accounting pronouncements or to the Group's evaluation of the related impact as disclosed by the Group in the annual consolidated financial statements for the year ended December 31, 2013.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

2.5    Use of estimates and judgments
The preparation of the interim unaudited condensed consolidated financial statements requires the Directors and management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods. The key estimates and assumptions used in the preparation of the interim unaudited condensed consolidated financial statements are consistent with those disclosed by the Group in the annual consolidated financial statements for the year ended December 31, 2013.
3.    Financial risk management

3.1     Liquidity risk

The Group’s contractual cash flows related to total borrowings as of September 30, 2014 are as follows:

(In $ million)	Financial liabilities	Less than one year	One to three years	Three to five years	Greater than five years
As of September 30, 2014*	24,719	1,720	4,072	12,394	6,533

As of December 31, 2013*	25,681	1,728	3,198	6,744	14,011

*
The exchange rate on euro-denominated borrowings and the interest rates on the floating rate debt balances have been assumed to be the same as the respective rates as of September 30, 2014 and December 31, 2013.

Trade and other payables, excluding accrued interest, that are due in less than one year were $1,535 million and $1,503 million as of September 30, 2014 and December 31, 2013, respectively.

3.2    Fair value measurements recognized in the statements of comprehensive income

The Group’s derivative financial instruments are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

All of the Group's derivative financial instruments were in Level 2 as of September 30, 2014 and December 31, 2013 and are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Changes in any one or more of these assumptions could have a significant impact on the values.

There were no transfers between any levels during the nine month period ended September 30, 2014. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these instruments.

4.    Segment reporting

The Group's reportable business segments are as follows:

•
SIG — SIG is a manufacturer of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services.

•
Evergreen — Evergreen is a vertically integrated manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a manufacturer of plastic beverage caps, closures and high speed rotary capping equipment, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a U.S. manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and PET egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•	Graham Packaging — Graham Packaging is a manufacturer of value-added, custom blow molded plastic containers for branded consumer products.

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit or expense.

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit net of cash distributed.

Segment assets and liabilities exclude intercompany transactions, which affect balances as a result of trade and borrowings between the segments. Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Prior to January 1, 2014 Pactiv Foodservice's sales of Hefty and store brand products to Reynolds Consumer Products and Reynolds Consumer Products' sales of non-branded products to Pactiv Foodservice were sold at cost. Effective January 1, 2014, sales between Pactiv Foodservice and Reynolds Consumer Products are determined with reference to prevailing market prices on an arm's-length basis. The results for the three and nine month periods ended September 30, 2013 have been revised to reflect the current pricing structure for comparability purposes. There is no impact to the consolidated financial results. With this change, all inter-segment pricing is determined with reference to prevailing market pricing on an arm's-length basis. In addition, Pactiv Foodservice's presentation of inter-segment revenue and cost of sales for the three and nine month periods ended September 30, 2013 has been revised to properly reflect the amounts reported for an adjustment of an intercompany elimination entry. This resulted in an equal increase to inter-segment revenue and cost of sales in Pactiv Foodservice in the amount of $10 million and $43 million, respectively, offset by an elimination of the same amount in Corporate/Unallocated. The adjustments do not impact gross profit or the consolidated financial results.

The following tables reflect the impact of these adjustments on previously reported periods:

	Reynolds Consumer Products		Pactiv Foodservice		Corporate/Unallocated
(In $ million)	Previously reported	Revised	Previously reported	Revised	Previously reported	Revised
Adjusted EBITDA
For the three month period ended March 31, 2013	131	123	117	127	(7)	(9)
For the three month period ended June 30, 2013	145	133	158	170	(14)	(14)
For the three month period ended September 30, 2013	138	128	165	175	(12)	(12)
For the year ended December 31, 2013	596	555	583	626	(42)	(44)

	Reynolds Consumer Products		Pactiv Foodservice		Corporate/Unallocated
(In $ million)	Previously reported	Revised	Previously reported	Revised	Previously reported	Revised
Adjusted EBITDA
For the three month period ended March 31, 2012	136	127	151	162	(19)	(21)
For the three month period ended June 30, 2012	134	120	163	177	(11)	(11)
For the three month period ended September 30, 2012	146	136	157	167	(3)	(3)
For the year ended December 31, 2012	603	558	611	657	(44)	(45)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

Business segment reporting

	For the three month period ended September 30, 2014
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	549	412	291	678	923	677	—	3,530
Total inter-segment revenue	—	32	4	49	141	—	(226)	—
Total segment revenue	549	444	295	727	1,064	677	(226)	3,530
Gross profit	144	84	54	164	162	70	1	679
Expenses and other income	(48)	(24)	(21)	(62)	(56)	(24)	(30)	(265)
Share of profit of associates and joint ventures	5	—	—	—	—	—	—	5
Earnings before interest and tax (“EBIT”)	101	60	33	102	106	46	(29)	419
Financial income								7
Financial expenses								(867)
Profit (loss) before income tax								(441)
Income tax (expense) benefit								205
Profit (loss) after income tax								(236)

Earnings before interest and tax (“EBIT”)	101	60	33	102	106	46	(29)	419
Depreciation and amortization	32	14	17	26	60	81	(1)	229
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	133	74	50	128	166	127	(30)	648

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

	For the three month period ended September 30, 2014
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	133	74	50	128	166	127	(30)	648
Included in EBITDA:
Asset impairment charges, net of reversals	—	—	(1)	—	1	5	—	5
Equity method profit, net of cash distributed	3	—	—	—	—	—	—	3
Litigation settlement	—	—	—	—	—	(18)	—	(18)
Multi-employer pension plan withdrawal	—	2	—	—	—	—	—	2
Non-cash changes in provisions	—	—	—	—	—	(9)	—	(9)
Non-cash pension expense	—	—	—	—	—	—	8	8
Operational process engineering-related consultancy costs	1	—	—	—	—	1	—	2
Plant damages and associated insurance recoveries, net	—	—	—	—	(22)	—	—	(22)
Restructuring costs, net of reversals	11	3	2	—	1	1	—	18
Strategic review costs	—	—	—	—	—	—	11	11
Unrealized (gain) loss on derivatives	(2)	1	(2)	4	12	—	—	13
Other	—	—	—	—	—	—	2	2
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	146	80	49	132	158	107	(9)	663

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

	For the nine month period ended September 30, 2014
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,610	1,192	863	1,947	2,619	2,137	—	10,368
Total inter-segment revenue	—	83	16	110	410	—	(619)	—
Total segment revenue	1,610	1,275	879	2,057	3,029	2,137	(619)	10,368
Gross profit	407	222	158	464	439	248	3	1,941
Expenses and other income	(155)	(69)	(63)	(177)	(185)	(140)	(112)	(901)
Share of profit of associates and joint ventures	15	1	—	—	—	—	—	16
Earnings before interest and tax (“EBIT”)	267	154	95	287	254	108	(109)	1,056
Financial income								22
Financial expenses								(1,288)
Profit (loss) before income tax								(210)
Income tax (expense) benefit								(14)
Profit (loss) after income tax								(224)

Earnings before interest and tax (“EBIT”)	267	154	95	287	254	108	(109)	1,056
Depreciation and amortization	93	43	54	73	183	252	1	699
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	360	197	149	360	437	360	(108)	1,755

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

	For the nine month period ended September 30, 2014
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	360	197	149	360	437	360	(108)	1,755
Included in EBITDA:
Asset impairment charges, net of reversals	—	—	(1)	—	3	9	—	11
Business acquisition and integration costs	—	—	—	2	—	—	—	2
Equity method profit, net of cash distributed	5	(1)	—	—	—	—	—	4
Gain on sale of businesses and properties	—	—	(13)	—	(1)	—	—	(14)
Litigation settlement	—	—	—	—	—	(18)	—	(18)
Multi-employer pension plan withdrawal	—	2	—	—	—	—	—	2
Non-cash changes in provisions	—	—	—	—	—	(9)	—	(9)
Non-cash pension expense	—	—	—	—	—	—	23	23
Operational process engineering-related consultancy costs	4	—	—	—	—	6	—	10
Plant damages and associated insurance recoveries, net	—	—	—	—	(29)	—	—	(29)
Related party management fee	—	—	—	—	—	—	39	39
Restructuring costs, net of reversals	32	4	3	1	13	16	—	69
Strategic review costs	—	—	—	—	—	—	11	11
Unrealized (gain) loss on derivatives	(5)	1	2	(1)	12	—	—	9
Other	—	—	—	1	—	—	6	7
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	396	203	140	363	435	364	(29)	1,872
Segment assets as of September 30, 2014	3,041	1,128	1,411	4,295	5,425	5,109	1,577	21,986
Segment liabilities as of September 30, 2014	713	498	315	987	1,521	867	17,666	22,567

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

	For the three month period ended September 30, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	566	397	310	622	881	753	—	3,529
Total inter-segment revenue	—	29	5	37	154	—	(225)	—
Total segment revenue	566	426	315	659	1,035	753	(225)	3,529
Gross profit	160	71	53	160	175	79	(1)	697
Expenses and other income	(87)	(22)	(33)	(49)	(72)	(68)	(25)	(356)
Share of profit of associates and joint ventures	9	—	—	—	—	—	(1)	8
Earnings before interest and tax (“EBIT”)	82	49	20	111	103	11	(27)	349
Financial income								196
Financial expenses								(340)
Profit (loss) before income tax								205
Income tax (expense) benefit								(355)
Profit (loss) after income tax								(150)

Earnings before interest and tax (“EBIT”)	82	49	20	111	103	11	(27)	349
Depreciation and amortization	36	13	20	23	65	94	2	253
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	118	62	40	134	168	105	(25)	602

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

	For the three month period ended September 30, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	118	62	40	134	168	105	(25)	602
Included in EBITDA:
Asset impairment charges, net of reversals	—	—	3	—	2	1	—	6
Business acquisition and integration costs	—	—	—	—	—	14	—	14
Equity method profit, net of cash distributed	3	—	—	—	—	—	—	3
Impact of purchase price accounting on inventories	—	—	—	—	1	—	—	1
Non-cash pension expense	—	—	—	—	—	—	14	14
Operational process engineering-related consultancy costs	3	—	—	—	—	—	—	3
Plant damages and associated insurance recoveries, net	—	—	—	—	3	—	—	3
Realized accumulated foreign currency translation loss on liquidation of subsidiary	33	—	—	—	—	—	—	33
Restructuring costs, net of reversals	—	—	9	—	2	6	—	17
Unrealized (gain) loss on derivatives	(4)	—	(1)	(6)	(2)	—	—	(13)
Other	1	—	—	—	1	—	(1)	1
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	154	62	51	128	175	126	(12)	684

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

	For the nine month period ended September 30, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,640	1,155	912	1,835	2,570	2,329	—	10,441
Total inter-segment revenue	—	77	12	101	442	—	(632)	—
Total segment revenue	1,640	1,232	924	1,936	3,012	2,329	(632)	10,441
Gross profit	423	200	154	485	496	259	(3)	2,014
Expenses and other income	(187)	(66)	(98)	(177)	(219)	(195)	(72)	(1,014)
Share of profit of associates and joint ventures	18	1	—	—	—	—	(1)	18
Earnings before interest and tax (“EBIT”)	254	135	56	308	277	64	(76)	1,018
Financial income								45
Financial expenses								(1,068)
Profit (loss) before income tax								(5)
Income tax (expense) benefit								(73)
Profit (loss) after income tax								(78)

Earnings before interest and tax (“EBIT”)	254	135	56	308	277	64	(76)	1,018
Depreciation and amortization	128	41	59	70	185	287	2	772
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	382	176	115	378	462	351	(74)	1,790

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

	For the nine month period ended September 30, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	382	176	115	378	462	351	(74)	1,790
Included in EBITDA:
Asset impairment charges, net of reversals	—	—	3	—	4	5	—	12
Business acquisition and integration costs	—	—	—	—	—	36	—	36
Equity method profit, net of cash distributed	3	—	—	—	—	—	—	3
Gain on sale of businesses and properties	(2)	—	—	—	(1)	—	—	(3)
Impact of purchase price accounting on inventories	—	—	—	—	1	—	—	1
Non-cash changes in provisions	—	—	—	—	—	—	(3)	(3)
Non-cash pension expense	—	—	—	—	—	—	43	43
Operational process engineering-related consultancy costs	5	—	—	—	—	—	—	5
Plant damages and associated insurance recoveries, net	—	—	—	—	(5)	—	—	(5)
Realized accumulated foreign currency translation loss on liquidation of subsidiary	33	—	—	—	—	—	—	33
Restructuring costs, net of reversals	—	—	13	1	9	10	—	33
Unrealized (gain) loss on derivatives	(3)	—	(1)	5	—	—	—	1
VAT and customs refunds on historical imports	(16)	—	—	—	—	—	—	(16)
Other	1	—	1	—	2	—	(1)	3
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	403	176	131	384	472	402	(35)	1,933
Segment assets as of December 31, 2013(1)	3,026	1,085	1,444	4,196	5,475	5,308	1,849	22,383
Segment liabilities as of December 31, 2013	770	468	320	911	1,415	893	17,837	22,614

(1)    Segment assets as of December 31, 2013 has been revised to conform to the current year presentation to exclude investments in subsidiaries.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

5.    Seasonality

Our business is impacted by seasonal fluctuations.

SIG

SIG's operations are moderately seasonal. SIG's customers are principally engaged in providing products such as beverages and liquid foods that are generally less sensitive to seasonal effects, although SIG experiences some seasonality as a result of increased consumption of juices and tea during the summer months in Europe. SIG therefore typically experiences a greater level of carton sleeve sales in the second and third quarters. Sales in the fourth quarter can increase due to additional purchases by customers prior to the end of the year to achieve annual volume rebates that SIG offers.

Evergreen

Evergreen's operations are moderately seasonal. Evergreen's customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.

Closures

Closures' operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In order to avoid capacity shortfalls in the summer months, Closures' customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales in the Northern Hemisphere during the second and third quarters.

Reynolds Consumer Products

Reynolds Consumer Products' operations are moderately seasonal with higher levels of sales of cooking and tableware products around major U.S. holidays. Sales of cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday use of Reynolds Wrap foil, Reynolds Oven Bags and Reynolds Parchment Paper. Sales of tableware products are higher in the second quarter of the year due to outdoor summer holiday use of disposable tableware plates, cups and bowls. Sales of waste and storage products are slightly higher in the second half of the year in North America, coinciding with the outdoor fall cleanup season.

Pactiv Foodservice

Pactiv Foodservice's operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest and the holiday season lead to increased consumption of foodservice and food packaging products. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.

Graham Packaging

Graham Packaging's operations are slightly seasonal with higher levels of unit volume sales in the second and third quarters. Graham Packaging experiences some seasonality of bottled beverages during the summer months, most significantly in North America. Typically Graham Packaging begins to build inventory in the first and early second quarters to prepare for the summer demand.

6.    Other income

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2014	2013	2014	2013
Gain on sale of businesses	—	—	14	—
Gain on sale of non-current assets	1	—	2	3
Insurance recoveries	22	7	37	13
Litigation settlement	18	—	18	3
Net foreign currency exchange gain	1	—	4	—
Non-cash changes in provisions	9	—	9	3
Unrealized gains on derivatives	—	13	—	—
VAT and customs refunds on historical imports	—	—	—	6
Other	4	6	11	17
Total other income	55	26	95	45

In July 2014, the Graham Packaging segment recognized a benefit of $27 million for the settlement of litigation related to the pre-acquisition purchase of a business. The benefit was comprised of $18 million of cash and $9 million from the reversal of a provision.

Other income includes insurance recoveries related to plant damages in the Pactiv Foodservice segment. The Group expects to receive additional insurance recoveries in 2014.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

7.    Other expenses

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2014	2013	2014	2013
Asset impairment charges, net of reversals	—	(6)	(6)	(12)
Business acquisition and integration costs	—	(14)	—	(36)
Net foreign currency exchange loss	—	(5)	—	(11)
Operational process engineering-related consultancy costs	(1)	(3)	(4)	(5)
Plant damages, net of insurance recoveries	—	—	—	8
Strategic review costs	(11)	—	(11)	—
Realized accumulated foreign currency translation loss on liquidation of subsidiary	—	(33)	—	(33)
Related party management fee	—	—	(39)	—
Restructuring costs, net of reversals	—	(3)	—	(12)
Unrealized losses on derivatives	(13)	—	(9)	(1)
Other	—	(1)	—	(7)
Total other expenses	(25)	(65)	(69)	(109)

Rank Group Limited, an entity that is also controlled by the Group’s ultimate shareholder, charged the Group a Management Fee (as defined in note 14) of $39 million in June 2014. No Management Fee was charged during the nine month period ended September 30, 2013.

On July 28, 2014, the Group announced it is undertaking a strategic review of its ownership of its Evergreen and Closures businesses. This initiative is part of a review and possible reallocation of capital and resources within the Group's business portfolio. In addition, as a result of an approach received, the Group has decided to also undertake a strategic review of its SIG business. Both reviews may result in a decision to sell some or all of those businesses, although no decision has been made at this time to do so.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

8.    Financial income and expenses

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2014	2013	2014	2013
Interest income	1	(2)	5	6
Interest income on related party loans	6	4	17	13
Net gain in fair values of derivatives	—	124	—	—
Net foreign currency exchange gain	—	70	—	26
Financial income	7	196	22	45
Interest expense on:
Securitization Facility	(3)	(2)	(7)	(7)
2013 Credit Agreement	(27)	—	(80)	—
2012 Credit Agreement	—	(32)	—	(95)
September 2012 Senior Secured Notes	(47)	(47)	(140)	(140)
February 2012 Senior Notes	(1)	(1)	(1)	(1)
August 2011 Notes	(85)	(85)	(255)	(255)
February 2011 Notes	(37)	(37)	(113)	(113)
October 2010 Notes	(60)	(60)	(181)	(181)
May 2010 Senior Notes	(21)	(21)	(64)	(64)
2013 Senior Notes	(9)	—	(27)	—
2013 Senior Subordinated Notes	(9)	—	(27)	—
2007 Notes	—	(26)	—	(77)
Pactiv 2017 Notes	(6)	(6)	(18)	(18)
Pactiv 2018 Notes	—	—	(1)	(1)
Pactiv 2025 Notes	(5)	(5)	(16)	(16)
Pactiv 2027 Notes	(4)	(4)	(12)	(12)
Amortization of:
Debt issuance costs:
Securitization Facility	—	—	(1)	(1)
2013 Credit Agreement	—	—	(1)	—
2012 Credit Agreement	—	(1)	—	(2)
September 2012 Senior Secured Notes	(1)	(1)	(4)	(4)
August 2011 Notes	(3)	(2)	(8)	(7)
February 2011 Notes	(1)	(1)	(2)	(2)
October 2010 Notes	(2)	(3)	(7)	(7)
May 2010 Senior Notes	(1)	(1)	(3)	(3)
2013 Senior Notes	(1)	—	(2)	—
2013 Senior Subordinated Notes	—	—	(1)	—
2007 Notes	—	(2)	—	(4)
Fair value adjustment on acquired notes	1	1	2	2
Original issue discounts	(1)	—	(2)	(1)
Embedded derivatives	3	2	8	7
Net loss in fair values of derivatives	(435)	—	(180)	(52)
Net foreign currency exchange loss	(106)	—	(129)	—
Other	(6)	(6)	(16)	(14)
Financial expenses	(867)	(340)	(1,288)	(1,068)
Net financial expenses	(860)	(144)	(1,266)	(1,023)

Refer to note 12 for information on the Group's borrowings.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

9.    Income tax

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2014	2013	2014	2013
Reconciliation of effective tax rate
Profit (loss) before income tax	(441)	205	(210)	(5)
Income tax (expense) benefit using the New Zealand tax rate of 28%	124	(58)	59	1
Effect of tax rate differences in foreign jurisdictions	31	3	40	30
Effect of tax rates in state and local jurisdictions	5	(2)	1	—
Permanent differences and annualized tax rate adjustment	116	(304)	(30)	(46)
Withholding tax	(4)	(3)	(11)	(8)
Tax rate modifications	—	5	7	6
Recognition of previously unrecognized tax losses and temporary differences	(1)	(1)	3	6
Unrecognized tax losses and temporary differences	(71)	9	(85)	(48)
Tax uncertainties	1	—	5	—
Tax on unremitted earnings	(2)	(2)	(6)	(13)
Over (under) provided in prior periods	9	(3)	8	(4)
Other	(3)	1	(5)	3
Total income tax (expense) benefit	205	(355)	(14)	(73)

In interim periods, the Group normally computes an estimated annual effective tax rate for each taxing jurisdiction based on forecasted full-year pre-tax income and permanent items. The estimated annual effective tax rate is applied to each taxing jurisdiction's year-to-date pre-tax income, excluding items for which the tax impact is determined separately. The annualized tax rate calculation allocates estimated full-year income taxes between interim periods, but has no effect on cash taxes paid.

However, for the three and nine month periods ended September 30, 2014, components of tax expense or benefit were calculated under the discrete method. The discrete method treats the year-to-date period as if it was the annual period and determines the income tax expense or benefit on that basis. The Group has significant permanent items, and when compared with marginal ordinary income, minor fluctuations in these estimates result in significant fluctuations in the forecasted annualized effective tax rate. The Group believes that the discrete calculation of the effective tax rate provides a more reliable estimate of the tax expense or benefit for these periods.

The negative effective tax rate in both the nine months ended September 30, 2014 and 2013 reflects the relative mix of earnings and losses and the significant unrecognized tax benefits on certain losses. The effective tax rate in the prior year period and the change in the effective tax rate compared to the nine months ended September 30, 2014 is primarily due to the effect of the near break-even consolidated loss before tax for the prior year period. In addition, the change in the effective rate also reflects the mix of book income and losses taxed at varying rates among the jurisdictions in which the Group operates.
The effective tax rates for the three months ended September 30, 2014 and 2013 both reflect cumulative year-to-date adjustments arising from revised estimates of the annualized effective tax rate. The change in effective tax rate is also the result of changes in the mix of book income and losses taxed at varying rates amongst the jurisdictions in which the Group operates.
Included in the line item “Over (under) provided in prior periods” in the above table for the three and nine month periods ended September 30, 2014 is an adjustment to correct for an overstatement of deferred tax expense on fixed assets during the fourth quarter of 2013. The adjustment decreased tax expense and the loss for the period by $5 million for the three and nine month periods ended September 30, 2014.

In addition to the above amounts, for the three and nine month periods ended September 30, 2014, the Group has recognized a tax benefit of $7 million and $51 million, respectively, directly in other comprehensive income (three and nine month periods ended September 30, 2013: tax expense of $67 million and $275 million, respectively).

10.    Depreciation and amortization expenses

Property, plant and equipment

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2014	2013	2014	2013
Cost of sales	154	173	465	517
Selling, marketing and distribution expenses	—	1	2	2
General and administration expenses	4	5	15	13
Total depreciation expense	158	179	482	532

Intangible assets

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2014	2013	2014	2013
Cost of sales	12	13	38	60
General and administration expenses	59	61	179	180
Total amortization expense	71	74	217	240

11.    Inventories

(In $ million)	As of September 30, 2014	As of December 31, 2013
Raw materials and consumables	494	438
Work in progress	245	239
Finished goods	965	870
Engineering and maintenance materials	159	155
Provision against inventories	(55)	(55)
Total inventories	1,808	1,647

During the three and nine month periods ended September 30, 2014, the raw materials elements of inventory recognized as a component of cost of sales totaled $1,676 million and $4,969 million, respectively (three and nine month periods ended September 30, 2013: $1,564 million and $4,704 million, respectively).

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

12.    Borrowings

As of September 30, 2014, the Group was in compliance with all of its covenants.

The Group's borrowings are detailed below:

(In $ million)	As of September 30, 2014	As of December 31, 2013
Securitization Facility(a)(r)	419	438
2013 Credit Agreement(b)(s)	26	27
Non-interest bearing related party borrowings	1	1
Other borrowings(w)	11	5
Current borrowings	457	471
2013 Credit Agreement(b)(s)	2,536	2,586
September 2012 Senior Secured Notes(c)(t)	3,225	3,222
February 2012 Senior Notes(d)(t)	9	9
August 2011 Senior Secured Notes(e)(t)	1,477	1,475
August 2011 Senior Notes(f)(t)	2,200	2,195
February 2011 Senior Secured Notes(g)(t)	998	998
February 2011 Senior Notes(h)(t)	996	996
October 2010 Senior Secured Notes(i)(t)	1,482	1,478
October 2010 Senior Notes(j)(t)	1,476	1,474
May 2010 Senior Notes(k)(t)	987	985
2013 Senior Notes(l)(u)	645	644
2013 Senior Subordinated Notes(m)(u)	585	584
Pactiv 2017 Notes(n)(v)	307	310
Pactiv 2018 Notes(o)(v)	16	16
Pactiv 2025 Notes(p)(v)	271	270
Pactiv 2027 Notes(q)(v)	197	197
Other borrowings(w)	27	27
Non-current borrowings	17,434	17,466
Total borrowings	17,891	17,937

(In $ million)		As of September 30, 2014	As of December 31, 2013
(a)	Securitization Facility	425	445
	Debt issuance costs	(6)	(7)
	Carrying amount	419	438
(b)	2013 Credit Agreement (current and non-current)	2,570	2,623
	Debt issuance costs	(8)	(10)
	Carrying amount	2,562	2,613
(c)	September 2012 Senior Secured Notes	3,250	3,250
	Debt issuance costs	(43)	(48)
	Embedded derivative	18	20
	Carrying amount	3,225	3,222
(d)	February 2012 Senior Notes	9	9
	Carrying amount	9	9
(e)	August 2011 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(24)	(26)
	Original issue discount	(8)	(9)
	Embedded derivative	9	10
	Carrying amount	1,477	1,475

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

(In $ million)		As of September 30, 2014	As of December 31, 2013
(f)	August 2011 Senior Notes	2,241	2,241
	Debt issuance costs	(45)	(51)
	Original issue discount	(5)	(5)
	Embedded derivative	9	10
	Carrying amount	2,200	2,195
(g)	February 2011 Senior Secured Notes	1,000	1,000
	Debt issuance costs	(13)	(14)
	Embedded derivative	11	12
	Carrying amount	998	998
(h)	February 2011 Senior Notes	1,000	1,000
	Debt issuance costs	(12)	(13)
	Embedded derivative	8	9
	Carrying amount	996	996
(i)	October 2010 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(24)	(28)
	Embedded derivative	6	6
	Carrying amount	1,482	1,478
(j)	October 2010 Senior Notes	1,500	1,500
	Debt issuance costs	(30)	(33)
	Embedded derivative	6	7
	Carrying amount	1,476	1,474
(k)	May 2010 Senior Notes	1,000	1,000
	Debt issuance costs	(18)	(21)
	Embedded derivative	5	6
	Carrying amount	987	985
(l)	2013 Senior Notes	650	650
	Debt issuance costs	(5)	(6)
	Carrying amount	645	644
(m)	2013 Senior Subordinated Notes	590	590
	Debt issuance costs	(5)	(6)
	Carrying amount	585	584
(n)	Pactiv 2017 Notes	300	300
	Fair value adjustment at acquisition	7	10
	Carrying amount	307	310
(o)	Pactiv 2018 Notes	16	16
	Carrying amount	16	16
(p)	Pactiv 2025 Notes	276	276
	Fair value adjustment at acquisition	(5)	(6)
	Carrying amount	271	270
(q)	Pactiv 2027 Notes	200	200
	Fair value adjustment at acquisition	(3)	(3)
	Carrying amount	197	197

(r)        Securitization Facility

Certain members of the Group are parties to a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the "Securitization Facility"). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. The Securitization Facility matures on November 7, 2017 and accrues interest at a rate of either the cost of funds in commercial paper or LIBOR, set daily, plus, in each case, a margin of 1.90%. During the nine month period ended September 30, 2014, interest was charged at a rate between 2.08% and 2.10%. The Securitization Facility is secured by all of the assets of the borrower, Beverage Packaging Factoring (Luxembourg) S.à r.l., which consist primarily of the eligible trade receivables and cash. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

(s)         2013 Credit Agreement

The Company and certain members of the Group are parties to a senior secured credit agreement dated September 28, 2012 as amended on November 27, 2013 and on December 27, 2013 (the "2013 Credit Agreement"), which amended the previous terms. The 2013 Credit Agreement comprises the following term and revolving tranches:

	Currency	Maturity date	Original facility value (in million)	Value drawn or utilized as of September 30, 2014 (in million)	Applicable interest rate as of September 30, 2014
Term Tranches
U.S. Term Loan	$	December 1, 2018	2,213	2,196	3 month LIBOR floor of 1.000% + 3.000%
European Term Loan	€	December 1, 2018	297	295	3 month EURIBOR floor of 1.000% + 3.250%
Revolving Tranches(1)
Revolving Tranche	$	December 27, 2018	120	63	—
Revolving Tranche	€	December 27, 2018	54	15	—

(1)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

The Company and certain members of the Group have guaranteed on a senior basis the obligations under the 2013 Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the 2013 Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and the September 2012 Senior Secured Notes (each as defined below, and together the “Reynolds Senior Secured Notes”).

Indebtedness under the 2013 Credit Agreement may be voluntarily repaid in whole or in part and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans, which commenced with the fiscal quarter ended March 31, 2014. Beginning with the fiscal year ending December 31, 2014, the borrowers are also required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the 2013 Credit Agreement.

The 2013 Credit Agreement contains customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the 2013 Credit Agreement. The Group also has a maximum senior secured first lien leverage ratio covenant. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 25% or less of the adjusted consolidated total assets of the Group as of the last day of the most recently ended fiscal quarter of the Company for which financial statements are available, and the aggregate of the EBITDA of the non-guarantor companies is required to be 25% or less of the consolidated EBITDA of the Group for the period of four consecutive fiscal quarters of the Company for which financial statements are available, in each case calculated in accordance with the 2013 Credit Agreement (the "Guarantor Coverage Test"), which may differ from the measure of Adjusted EBITDA as disclosed in note 4. If the Group is unable to meet the Guarantor Coverage Test, the Group will be required to add additional subsidiary guarantors as necessary to satisfy such requirements. The 2013 Credit Agreement provides the Group with greater flexibility to exclude certain non-U.S. companies from the collateral and guarantee requirements. Provided that the Group meets the Guarantor Coverage Test, the Group has the ability to designate certain non-U.S. companies as excluded subsidiaries which would result in such non-U.S. companies no longer guaranteeing the 2013 Credit Agreement and being released from their guarantees of the Reynolds Notes (as defined below) and the 2013 Notes (as defined below).

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

(t)        Reynolds Notes

The Group's borrowings as of September 30, 2014 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Notes Issuers") are defined and summarized below:

	Currency	Issue date	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
September 2012 Senior Secured Notes	$	September 28, 2012	3,250	5.750%	October 15, 2020	April 15 and October 15
February 2012 Senior Notes	$	February 15, 2012	9	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Secured Notes	$	August 9, 2011	1,500	7.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes	$	August 9, 2011 and August 10, 2012	2,241	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	$	February 1, 2011	1,000	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	$	February 1, 2011	1,000	8.250%	February 15, 2021	February 15 and August 15
October 2010 Senior Secured Notes	$	October 15, 2010	1,500	7.125%	April 15, 2019	April 15 and October 15
October 2010 Senior Notes	$	October 15, 2010	1,500	9.000%	April 15, 2019	April 15 and October 15
May 2010 Senior Notes	$	May 4, 2010	1,000	8.500%	May 15, 2018	May 15 and November 15

The August 2011 Senior Secured Notes and the August 2011 Senior Notes are collectively defined as the "August 2011 Notes." The February 2011 Senior Secured Notes and the February 2011 Senior Notes are collectively defined as the "February 2011 Notes." The October 2010 Senior Secured Notes and the October 2010 Senior Notes are collectively defined as the "October 2010 Notes."

As used herein, “Reynolds Notes” refers to the September 2012 Senior Secured Notes, the February 2012 Senior Notes, the August 2011 Notes, the February 2011 Notes, the October 2010 Notes and the May 2010 Senior Notes.

Assets pledged as security for loans and borrowings

The shares in Beverage Packaging Holdings (Luxembourg) I S.A. (“BP I”) and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II") (wholly-owned subsidiaries of the Company) have been pledged as collateral to support the obligations under the 2013 Credit Agreement and the Reynolds Senior Secured Notes. In addition, BP I, certain subsidiaries of BP I and BP II have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the 2013 Credit Agreement and the Reynolds Senior Secured Notes.

Additional information regarding the Reynolds Notes

The guarantee and security arrangements, indenture restrictions, early redemption options and change of control provisions for the Reynolds Notes are unchanged from December 31, 2013.

(u)         2013 Notes

As of September 30, 2014, the Group had outstanding the following notes (defined below, and together the “2013 Notes”) issued by BP II and Beverage Packaging Holdings II Issuer Inc., a wholly-owned indirect subsidiary of the Company:

	Currency	Issue date	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
2013 Senior Notes	$	November 15, 2013	650	5.625%	December 15, 2016	June 15 and December 15
2013 Senior Subordinated Notes	$	December 10, 2013	590	6.000%	June 15, 2017	June 15 and December 15

The guarantee arrangements, indenture restrictions, early redemption options and change of control provisions for the 2013 Notes are unchanged from December 31, 2013.

(v)    Pactiv Notes

As of September 30, 2014, the Group had outstanding the following notes (defined below, and together the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

	Currency	Date acquired by the Group	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
Pactiv 2017 Notes	$	November 16, 2010	300	8.125%	June 15, 2017	June 15 and December 15
Pactiv 2018 Notes	$	November 16, 2010	16	6.400%	January 15, 2018	January 15 and July 15
Pactiv 2025 Notes	$	November 16, 2010	276	7.950%	December 15, 2025	June 15 and December 15
Pactiv 2027 Notes	$	November 16, 2010	200	8.375%	April 15, 2027	April 15 and October 15

The guarantee arrangements, indenture restrictions and redemption terms for the Pactiv Notes are unchanged from December 31, 2013.

(w)    Other borrowings

As of September 30, 2014, in addition to the Securitization Facility, the 2013 Credit Agreement, the Reynolds Notes, the 2013 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of September 30, 2014, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the 2013 Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. These facilities rank pari passu with the obligations under the 2013 Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of September 30, 2014 also included finance lease obligations of $29 million (December 31, 2013: $30 million).

13.    Related parties

Other than the management fee described in note 7, there have been no new significant related party transactions during the period. The nature of the Group's related party relationships, balances and transactions as of and for the three and nine month periods ended September 30, 2014 is consistent with the information presented in note 23 of the Group's annual consolidated financial statements for the year ended December 31, 2013.

14.    Contingencies

The Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of up to 1.5% of the Group’s EBITDA (as defined in the financing agreements) for the previous year. The Group does not have a management fee agreement with any related parties. No Management Fees have been paid in relation to the years ended December 31, 2010 and 2009; however, the 2013 Credit Agreement permits the Group to pay a Management Fee of up to $37 million in respect of those years.

Litigation and legal proceedings

In addition to the amounts recognized as provisions in the statements of financial position, the Group has contingent liabilities related to other litigation and legal proceedings. The Group has determined that the possibility of a material outflow related to these contingent liabilities is remote.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness as described in note 12. There are also guarantees given to banks granting credit facilities to the Group's joint venture company SIG Combibloc Obeikan Company Limited, in Riyadh, Kingdom of Saudi Arabia.

15.    Condensed consolidating guarantor financial information

Certain of the Group's subsidiaries have guaranteed the Group's obligations under the Reynolds Notes (as defined in note 12).

The following condensed consolidating financial information presents:

(1)
The condensed consolidating statements of financial position as of September 30, 2014 and December 31, 2013 and the related statements of comprehensive income for the three and nine month periods ended September 30, 2014 and September 30, 2013 and cash flows for the nine month periods ended September 30, 2014 and September 30, 2013 of:

a.	Reynolds Group Holdings Limited, the Parent;

b.	the Reynolds Notes Issuers;

c.	the other guarantor subsidiaries;

d.	the non-guarantor subsidiaries; and

e.	the Group on a consolidated basis.

(2)
Adjustments and elimination entries necessary to consolidate Reynolds Group Holdings Limited, the Parent, with the Reynolds Notes Issuers, the other guarantor subsidiaries and the non-guarantor subsidiaries.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

The condensed consolidating statements of comprehensive income for the three and nine month periods ended September 30, 2014 and September 30, 2013, the condensed consolidating statements of cash flows for the nine month periods ended September 30, 2014 and September 30, 2013 and the condensed consolidating statements of financial position as of September 30, 2014 and December 31, 2013 reflect the current guarantor structure of the Group.

In conjunction with the repayment of the 2007 Notes, BP II guaranteed the Reynolds Notes. In conjunction with the entry into the 2013 Credit Agreement, certain entities that were previously guarantors of the Reynolds Notes were released as guarantors. Comparative information has been revised to reflect the revised guarantor structure that resulted from these transactions.

Each guarantor subsidiary is 100% owned by the Parent. The Reynolds Notes are guaranteed to the extent permitted by law and are subject to certain customary guarantee release provisions set forth in the indentures governing the Reynolds Notes on a joint and several basis by each guarantor subsidiary. Provided below are condensed statements of comprehensive income, financial position and cash flows of each of the companies listed above, together with the condensed consolidating statements of comprehensive income, financial position and cash flows of guarantor and non-guarantor subsidiaries. These have been prepared under the Group's accounting policies disclosed in the annual financial statements for the year ended December 31, 2013 and comply with IFRS with the exception of investments in subsidiaries. Investments in subsidiaries are accounted for using the equity method. The guarantor subsidiaries and non-guarantor subsidiaries are each presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

Condensed consolidating statement of comprehensive income

	For the three month period ended September 30, 2014
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	3,132	495	(97)	3,530
Cost of sales	—	—	(2,539)	(409)	97	(2,851)
Gross profit	—	—	593	86	—	679
Other income, other expenses, and share of equity method earnings, net of income tax	(236)	—	(232)	(8)	511	35
Selling, marketing and distribution expenses	—	—	(71)	(11)	—	(82)
General and administration expenses	—	—	(189)	(24)	—	(213)
Profit (loss) from operating activities (“EBIT”)	(236)	—	101	43	511	419
Financial income	6	255	3	25	(282)	7
Financial expenses	(6)	(692)	(443)	(8)	282	(867)
Net financial income (expenses)	—	(437)	(440)	17	—	(860)
Profit (loss) before income tax	(236)	(437)	(339)	60	511	(441)
Income tax (expense) benefit	(1)	119	101	(14)	—	205
Profit (loss) for the period	(237)	(318)	(238)	46	511	(236)
Other changes to other comprehensive income	(110)	—	(80)	(78)	158	(110)
Total comprehensive income (loss) for the period	(347)	(318)	(318)	(32)	669	(346)

Profit (loss) for the period attributable to:
Equity holder of the Group	(237)	(318)	(238)	45	511	(237)
Non-controlling interests	—	—	—	1	—	1
	(237)	(318)	(238)	46	511	(236)

Total comprehensive income (loss) attributable to:
Equity holder of the Group	(347)	(318)	(318)	(33)	669	(347)
Non-controlling interests	—	—	—	1	—	1
	(347)	(318)	(318)	(32)	669	(346)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

Condensed consolidating statement of comprehensive income

	For the nine month period ended September 30, 2014
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	9,195	1,474	(301)	10,368
Cost of sales	—	—	(7,517)	(1,211)	301	(8,427)
Gross profit	—	—	1,678	263	—	1,941
Other income, other expenses, and share of equity method earnings, net of income tax	(234)	—	124	(20)	172	42
Selling, marketing and distribution expenses	—	—	(216)	(34)	—	(250)
General and administration expenses	—	—	(608)	(69)	—	(677)
Profit (loss) from operating activities (“EBIT”)	(234)	—	978	140	172	1,056
Financial income	17	765	9	73	(842)	22
Financial expenses	(4)	(949)	(1,156)	(21)	842	(1,288)
Net financial income (expenses)	13	(184)	(1,147)	52	—	(1,266)
Profit (loss) before income tax	(221)	(184)	(169)	192	172	(210)
Income tax (expense) benefit	(5)	55	(26)	(38)	—	(14)
Profit (loss) for the period	(226)	(129)	(195)	154	172	(224)
Other changes to other comprehensive income	(123)	—	(109)	(105)	214	(123)
Total comprehensive income (loss) for the period	(349)	(129)	(304)	49	386	(347)

Profit (loss) for the period attributable to:
Equity holder of the Group	(226)	(129)	(195)	152	172	(226)
Non-controlling interests	—	—	—	2	—	2
	(226)	(129)	(195)	154	172	(224)

Total comprehensive income (loss) attributable to:
Equity holder of the Group	(349)	(129)	(304)	47	386	(349)
Non-controlling interests	—	—	—	2	—	2
	(349)	(129)	(304)	49	386	(347)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

Condensed consolidating statement of financial position

	Balance as of September 30, 2014
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	1,223	279	—	1,502
Trade and other receivables	5	—	446	1,054	—	1,505
Inventories	—	—	1,592	216	—	1,808
Intra-group receivables	—	301	7	1	(309)	—
Other assets	—	1	144	27	—	172
Total current assets	5	302	3,412	1,577	(309)	4,987
Investments in subsidiaries, associates and joint ventures (equity method)	—	—	1,783	137	(1,780)	140
Property, plant and equipment	—	—	3,635	636	—	4,271
Intangible assets	—	—	11,253	459	—	11,712
Intra-group receivables	—	12,885	592	155	(13,632)	—
Other assets	323	258	241	54	—	876
Total non-current assets	323	13,143	17,504	1,441	(15,412)	16,999
Total assets	328	13,445	20,916	3,018	(15,721)	21,986
Liabilities
Trade and other payables	20	290	1,219	340	—	1,869
Borrowings	1	—	30	426	—	457
Intra-group payables	3	—	303	3	(309)	—
Other liabilities	8	—	390	54	—	452
Total current liabilities	32	290	1,942	823	(309)	2,778
Borrowings	—	12,850	4,584	—	—	17,434
Deficit in subsidiaries	837	—	—	—	(837)	—
Intra-group liabilities	59	144	13,066	363	(13,632)	—
Other liabilities	—	80	2,161	114	—	2,355
Total non-current liabilities	896	13,074	19,811	477	(14,469)	19,789
Total liabilities	928	13,364	21,753	1,300	(14,778)	22,567
Net assets (liabilities)	(600)	81	(837)	1,718	(943)	(581)
Equity
Equity attributable to equity holder of the Group	(600)	81	(837)	1,699	(943)	(600)
Non-controlling interests	—	—	—	19	—	19
Total equity (deficit)	(600)	81	(837)	1,718	(943)	(581)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

Condensed consolidating statement of cash flows

	For the nine month period ended September 30, 2014
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	(38)	(750)	448	184	701	545

Net cash from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(443)	(61)	—	(504)
Proceeds from sale of property, plant and equipment and other assets	—	—	14	—	—	14
Acquisition of businesses and investments in joint ventures, net of cash acquired	—	—	(42)	—	—	(42)
Proceeds from insurance claims	—	—	35	—	—	35
Disposal of businesses, net of cash disposed	—	—	8	—	—	8
Interest received	—	746	6	6	(753)	5
Net related party (advances) repayments	—	—	17	(44)	27	—
Other	—	—	—	20	—	20
Net cash from (used in) investing activities	—	746	(405)	(79)	(726)	(464)

Net cash from (used in) financing activities
Drawdown of loans and borrowings	—	—	2	139	—	141
Repayment of loans and borrowings	—	—	(22)	(157)	—	(179)
Net related party borrowings (repayments)	38	4	(41)	(26)	25	—
Payment of debt transaction costs	—	—	(2)	—	—	(2)
Other	—	—	—	(3)	—	(3)
Net cash from (used in) financing activities	38	4	(63)	(47)	25	(43)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

Condensed consolidating statement of comprehensive income

	For the three month period ended September 30, 2013
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	3,038	550	(59)	3,529
Cost of sales	—	—	(2,426)	(465)	59	(2,832)
Gross profit	—	—	612	85	—	697
Other income, other expenses, and share of equity method earnings, net of income tax	(153)	—	(43)	(7)	172	(31)
Selling, marketing and distribution expenses	—	—	(72)	(10)	—	(82)
General and administration expenses	—	—	(213)	(22)	—	(235)
Profit (loss) from operating activities (“EBIT”)	(153)	—	284	46	172	349
Financial income	5	358	58	14	(239)	196
Financial expenses	(1)	(254)	(323)	(1)	239	(340)
Net financial income (expenses)	4	104	(265)	13	—	(144)
Profit (loss) before income tax	(149)	104	19	59	172	205
Income tax (expense) benefit	(1)	(168)	(171)	(15)	—	(355)
Profit (loss) for the period	(150)	(64)	(152)	44	172	(150)
Other changes to other comprehensive income	105	—	82	59	(141)	105
Total comprehensive income (loss) for the period	(45)	(64)	(70)	103	31	(45)

Profit (loss) for the period attributable to:
Equity holder of the Group	(150)	(64)	(152)	43	172	(151)
Non-controlling interests	—	—	—	1	—	1
	(150)	(64)	(152)	44	172	(150)

Total comprehensive income (loss) attributable to:
Equity holder of the Group	(45)	(64)	(70)	102	31	(46)
Non-controlling interests	—	—	—	1	—	1
	(45)	(64)	(70)	103	31	(45)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

	For the nine month period ended September 30, 2013
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	9,096	1,583	(238)	10,441
Cost of sales	—	—	(7,302)	(1,363)	238	(8,427)
Gross profit	—	—	1,794	220	—	2,014
Other income, other expenses, and share of equity method earnings, net of income tax	(88)	—	64	(15)	(7)	(46)
Selling, marketing and distribution expenses	—	—	(215)	(34)	—	(249)
General and administration expenses	—	—	(630)	(71)	—	(701)
Profit (loss) from operating activities (“EBIT”)	(88)	—	1,013	100	(7)	1,018
Financial income	14	764	44	60	(837)	45
Financial expenses	—	(770)	(1,114)	(21)	837	(1,068)
Net financial income (expenses)	14	(6)	(1,070)	39	—	(1,023)
Profit (loss) before income tax	(74)	(6)	(57)	139	(7)	(5)
Income tax (expense) benefit	(4)	(2)	(30)	(37)	—	(73)
Profit (loss) for the period	(78)	(8)	(87)	102	(7)	(78)
Other changes to other comprehensive income	412	—	404	85	(489)	412
Total comprehensive income (loss) for the period	334	(8)	317	187	(496)	334

Profit (loss) for the period attributable to:
Equity holder of the Group	(78)	(8)	(87)	100	(7)	(80)
Non-controlling interests	—	—	—	2	—	2
	(78)	(8)	(87)	102	(7)	(78)

Total comprehensive income (loss) attributable to:
Equity holder of the Group	334	(8)	317	185	(496)	332
Non-controlling interests	—	—	—	2	—	2
	334	(8)	317	187	(496)	334

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

Condensed consolidating statement of financial position

	Balance as of December 31, 2013
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	1,258	232	—	1,490
Trade and other receivables	5	—	508	995	—	1,508
Inventories	—	—	1,423	224	—	1,647
Intra-group receivables	—	293	3	—	(296)	—
Other assets	—	1	108	26	—	135
Total current assets	5	294	3,300	1,477	(296)	4,780
Investments in subsidiaries, associates and joint ventures (equity method)	—	—	1,932	147	(1,930)	149
Property, plant and equipment	—	—	3,680	673	—	4,353
Intangible assets	—	—	11,561	494	—	12,055
Intra-group receivables	—	12,871	477	200	(13,548)	—
Other assets	324	437	223	62	—	1,046
Total non-current assets	324	13,308	17,873	1,576	(15,478)	17,603
Total assets	329	13,602	21,173	3,053	(15,774)	22,383
Liabilities
Trade and other payables	17	284	1,135	363	—	1,799
Borrowings	1	—	29	441	—	471
Intra-group payables	—	—	293	3	(296)	—
Other liabilities	8	—	448	67	—	523
Total current liabilities	26	284	1,905	874	(296)	2,793
Borrowings	—	12,832	4,634	—	—	17,466
Deficit in subsidiaries	533	—	—	—	(533)	—
Intra-group liabilities	21	140	13,069	318	(13,548)	—
Other liabilities	—	136	2,098	121	—	2,355
Total non-current liabilities	554	13,108	19,801	439	(14,081)	19,821
Total liabilities	580	13,392	21,706	1,313	(14,377)	22,614
Net assets (liabilities)	(251)	210	(533)	1,740	(1,397)	(231)
Equity
Equity attributable to equity holder of the Group	(251)	210	(533)	1,720	(1,397)	(251)
Non-controlling interests	—	—	—	20	—	20
Total equity (deficit)	(251)	210	(533)	1,740	(1,397)	(231)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

Condensed consolidating statement of cash flows

	For the nine month period ended September 30, 2013
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	—	(759)	319	218	759	537

Net cash from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(456)	(49)	—	(505)
Proceeds from sale of property, plant and equipment and other assets	—	—	7	—	—	7
Acquisition of businesses and investments in joint ventures, net of cash acquired	—	—	(32)	(6)	—	(38)
Proceeds from insurance claims	—	—	6	—	—	6
Interest received	—	759	5	1	(759)	6
Net related party (advances) repayments	—	—	24	(68)	44	—
Other	—	—	—	20	—	20
Net cash from (used in) investing activities	—	759	(446)	(102)	(715)	(504)

Net cash from (used in) financing activities
Drawdown of loans and borrowings	—	—	12	70	—	82
Repayment of loans and borrowings	—	—	(29)	(136)	—	(165)
Net related party borrowings (repayments)	—	—	68	(24)	(44)	—
Payment of debt transaction costs	—	—	(2)	—	—	(2)
Other	—	—	—	(2)	—	(2)
Net cash from (used in) financing activities	—	—	49	(92)	(44)	(87)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2014

16.    Subsequent events

There have been no events subsequent to September 30, 2014 which would require accrual or disclosure in these financial statements.

Beverage Packaging Holdings Group

Interim unaudited condensed combined financial statements
for the three and nine month periods ended
September 30, 2014 and September 30, 2013

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of comprehensive income

		For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	Note	2014	2013	2014	2013
Revenue		3,530	3,529	10,368	10,441
Cost of sales		(2,851)	(2,832)	(8,427)	(8,427)
Gross profit		679	697	1,941	2,014
Other income	6	55	26	95	45
Selling, marketing and distribution expenses		(82)	(82)	(250)	(249)
General and administration expenses		(213)	(235)	(677)	(701)
Other expenses	7	(25)	(65)	(30)	(109)
Share of profit of associates and joint ventures, net of income tax		5	8	16	18
Profit from operating activities		419	349	1,095	1,018
Financial income	8	1	192	6	31
Financial expenses	8	(861)	(340)	(1,284)	(1,068)
Net financial expenses		(860)	(148)	(1,278)	(1,037)
Profit (loss) before income tax		(441)	201	(183)	(19)
Income tax (expense) benefit	9	205	(354)	(10)	(69)
Profit (loss) for the period		(236)	(153)	(193)	(88)
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(73)	(61)	(43)	(87)
Transfers from foreign currency translation reserve		—	33	—	33
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans		(6)	116	(68)	464
Total other comprehensive income (loss), net of income tax		(79)	88	(111)	410
Total comprehensive income (loss)		(315)	(65)	(304)	322
Profit (loss) attributable to:
Equity holder of the Group		(237)	(154)	(195)	(90)
Non-controlling interests		1	1	2	2
		(236)	(153)	(193)	(88)
Total comprehensive income (loss) attributable to:
Equity holder of the Group		(316)	(66)	(306)	320
Non-controlling interests		1	1	2	2
		(315)	(65)	(304)	322

The interim unaudited condensed combined statements of comprehensive income should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of financial position

(In $ million)	Note	As of September 30, 2014	As of December 31, 2013
Assets
Cash and cash equivalents		1,502	1,490
Trade and other receivables		1,502	1,503
Inventories	11	1,808	1,647
Current tax assets		9	14
Assets held for sale		75	36
Derivatives		14	12
Other assets		74	73
Total current assets		4,984	4,775
Related party and other non-current receivables		101	59
Investments in associates and joint ventures		140	149
Deferred tax assets		40	49
Property, plant and equipment		4,271	4,353
Intangible assets		11,712	12,055
Derivatives		258	437
Other assets		215	199
Total non-current assets		16,737	17,301
Total assets		21,721	22,076
Liabilities
Bank overdrafts		1	4
Trade and other payables		1,851	1,782
Liabilities directly associated with assets held for sale		9	38
Borrowings	12	456	470
Current tax liabilities		93	133
Derivatives		24	14
Employee benefits		231	243
Provisions		86	83
Total current liabilities		2,751	2,767
Non-current payables		57	41
Borrowings	12	17,434	17,466
Deferred tax liabilities		1,325	1,474
Derivatives		2	1
Employee benefits		879	743
Provisions		92	96
Total non-current liabilities		19,789	19,821
Total liabilities		22,540	22,588
Net liabilities		(819)	(512)
Equity
Share capital		2,311	2,311
Reserves		(1,165)	(1,059)
Accumulated losses		(1,984)	(1,784)
Equity (deficit) attributable to equity holder of the Group		(838)	(532)
Non-controlling interests		19	20
Total equity (deficit)		(819)	(512)

The interim unaudited condensed combined statements of financial position should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of changes in equity (deficit)

(In $ million)	Share capital	Translation of foreign operations	Other reserves(1)	Accumulated losses	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2013)	1,385	299	(1,854)	(813)	(983)	21	(962)
Total comprehensive income (loss) for the period:
Profit (loss) after tax	—	—	—	(90)	(90)	2	(88)
Remeasurement of defined benefit plans, net of income tax	—	—	464	—	464	—	464
Foreign currency exchange translation reserve(2)	—	(54)	—	—	(54)	—	(54)
Total comprehensive income (loss) for the period	—	(54)	464	(90)	320	2	322
Dividends paid to non-controlling interests	—	—	—	—	—	(3)	(3)
Balance as of September 30, 2013	1,385	245	(1,390)	(903)	(663)	20	(643)
Balance at the beginning of the period (January 1, 2014)	2,311	184	(1,243)	(1,784)	(532)	20	(512)
Total comprehensive income (loss) for the period:
Profit (loss) after tax	—	—	—	(195)	(195)	2	(193)
Remeasurement of defined benefit plans, net of income tax	—	—	(68)	—	(68)	—	(68)
Foreign currency exchange translation reserve	—	(43)	—	—	(43)	—	(43)
Total comprehensive income (loss) for the period	—	(43)	(68)	(195)	(306)	2	(304)
Reclassification upon sale of business	—	—	5	(5)	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	(3)	(3)
Balance as of September 30, 2014	2,311	141	(1,306)	(1,984)	(838)	19	(819)

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

(2)
Included in this amount is the impact of the liquidation of a subsidiary in Hong Kong. Upon liquidation, $33 million of cumulative translation losses, which had been accumulated in equity, were recognized in profit (loss).

The interim unaudited condensed combined statements of changes in equity (deficit) should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of cash flows

	For the nine month period ended September 30,
(In $ million)	2014	2013
Cash flows from operating activities
Profit (loss)	(193)	(88)
Adjustments for:
Depreciation and amortization	699	772
Impairment charges	11	29
Foreign currency adjustments	(4)	44
Change in fair value of derivatives	9	1
Net gain on insurance recoveries and disposal of assets	(45)	(3)
Share of profit of associates and joint ventures, net of income tax	(16)	(18)
Net financial expenses	1,278	1,037
Interest paid	(913)	(955)
Income tax expense	10	69
Income taxes paid, net of refunds received	(116)	(96)
Change in trade and other receivables	(25)	(145)
Change in inventories	(211)	(179)
Change in trade and other payables	113	56
Change in provisions and employee benefits	(6)	1
Change in other assets and liabilities	(7)	12
Net cash from operating activities	584	537
Cash flows used in investing activities
Acquisition of property, plant and equipment and intangible assets	(504)	(505)
Proceeds from sale of property, plant and equipment and other assets	14	7
Acquisition of businesses and investments in joint ventures, net of cash acquired*	(42)	(38)
Proceeds from insurance claims	35	6
Disposal of businesses, net of cash disposed	8	—
Advance to related party	(39)	—
Other	25	26
Net cash used in investing activities	(503)	(504)
Cash flows used in financing activities
Drawdown of loans and borrowings	141	82
Repayment of loans and borrowings	(179)	(165)
Payment of debt transaction costs	(2)	(2)
Other	(3)	(2)
Net cash used in financing activities	(43)	(87)
Net increase (decrease) in cash and cash equivalents	38	(54)
Cash and cash equivalents at the beginning of the period	1,486	1,554
Effect of exchange rate fluctuations on cash and cash equivalents	(23)	6
Cash and cash equivalents at the end of the period	1,501	1,506
Cash and cash equivalents are comprised of:
Cash and cash equivalents	1,502	1,510
Bank overdrafts	(1)	(4)
Cash and cash equivalents at the end of the period	1,501	1,506

*
On June 30, 2014, the Group acquired 100% of the assets of the Novelis Foil Products North America division of Novelis Inc. and Novelis Corporation for an aggregate purchase price of $30 million. The purchase price has not yet been fully allocated.

During March 2013, the Group acquired a business for an aggregate purchase price of $32 million. The consideration was paid in cash. The purchase accounting was finalized during the three month period ended September 30, 2013 and resulted in goodwill of $13 million and intangible assets of $12 million. The adjustments to reflect the purchase price allocation were included in the three month period ended September 30, 2013 and were immaterial for prior periods.

Significant non-cash financing and investing activities

During the nine month period ended September 30, 2014, the Group's aluminum closures business in Germany was sold for $26 million, resulting in a gain of $13 million. The consideration received was in the form of a note receivable.

The interim unaudited condensed combined statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2014

1.Reporting entity

Beverage Packaging Holdings (Luxembourg) I S.A. ("BP I") and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II") are domiciled in Luxembourg and registered in the Luxembourg "Registre de Commerce et des Sociétés."

The interim unaudited condensed combined financial statements of Beverage Packaging Holdings Group (the "Group") as of September 30, 2014 and for the three and nine month periods ended September 30, 2014 and September 30, 2013 comprise the combination of:

•	BP I and its subsidiaries and their interests in associates and jointly controlled entities; and

•	BP II.

The address of the registered office of BP I and BP II is 6C, rue Gabriel Lippmann, L-5365 Munsbach, Luxembourg.

2.    Basis of preparation

2.1    Statement of compliance

The interim unaudited condensed combined financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting.” The disclosures required for interim financial statements are less extensive than the disclosure requirements for annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2013. The December 31, 2013 statement of financial position as presented in the interim unaudited condensed combined financial statements was derived from the Group's audited financial statements for the year ended December 31, 2013, but does not include the disclosures required by IFRS as issued by the IASB.

The interim unaudited condensed combined financial statements were approved by the Boards of Management of BP I and BP II on November 5, 2014 in Munsbach, Luxembourg (November 6, 2014 in Auckland, New Zealand).

2.2    Comparative information

For the year ended December 31, 2013, there is an offsetting error on two line items presented within the consolidated statements of comprehensive income included in the Group's Annual Report on Form 20-F for the fiscal year ended December 31, 2013. The line item exchange differences on translating foreign operations, reported as a loss of $82 million, should have been reported as a loss of $148 million, and the line item transfers from foreign currency translation reserve, reported as a loss of $33 million, should have been reported as a gain of $33 million. The net amount remains unchanged. This error does not have any impact on the reported loss for the period, total comprehensive income, Adjusted EBITDA, the statements of financial position or the statements of cash flows. The Group does not consider this error to be material to the consolidated financial statements for the year ended December 31, 2013. Accordingly, the Group will revise its consolidated statement of comprehensive income for the year ended December 31, 2013 prospectively in future filings to correct this error.

During the year ended December 31, 2013, the Group changed the presentation of the combined statement of cash flows from the direct method to the indirect method. Accordingly, the presentation of the combined statement of cash flows for the nine month period ended September 30, 2013 has been reclassified to conform to this presentation. This change had no financial impact.

2.3    Negative equity

The statement of financial position presents negative equity of $819 million and $512 million as of September 30, 2014 and December 31, 2013, respectively. Total equity has been reduced by $1,561 million as a result of the Group's accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009 and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction in equity.

2.4    Accounting policies and recently issued accounting pronouncements

Accounting policies

The accounting policies applied by the Group in the interim unaudited condensed combined financial statements are consistent with those applied by the Group in the annual combined financial statements for the year ended December 31, 2013.

Recently issued accounting pronouncements

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers.” IFRS 15 contains a revised revenue recognition framework. IFRS 15 will be effective for periods beginning on or after January 1, 2017. The Group is currently evaluating the impact of this new standard.

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments.” IFRS 9 replaces the guidance in IAS 39 “Financial Instruments: Recognition and Measurement” and contains revised requirements in relation to the classification, measurement and presentation of financial instruments, including derivatives. IFRS 9 will be effective for periods beginning on or after January 1, 2018. The Group is currently evaluating the impact of this new standard.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2014

There have been no material changes to any previously issued accounting pronouncements or to the Group's evaluation of the related impact as disclosed by the Group in the annual combined financial statements for the year ended December 31, 2013.

2.5    Use of estimates and judgments

The preparation of the interim unaudited condensed combined financial statements requires the Directors and management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods. The key estimates and assumptions used in the preparation of the interim unaudited condensed combined financial statements are consistent with those disclosed by the Group in the annual combined financial statements for the year ended December 31, 2013.

3.    Financial risk management

3.1     Liquidity risk

The Group’s contractual cash flows related to total borrowings as of September 30, 2014 are as follows:

(In $ million)	Financial liabilities	Less than one year	One to three years	Three to five years	Greater than five years
As of September 30, 2014*	24,718	1,719	4,072	12,394	6,533

As of December 31, 2013*	25,680	1,727	3,198	6,744	14,011

*
The exchange rate on euro-denominated borrowings and the interest rates on the floating rate debt balances have been assumed to be the same as the respective rates as of September 30, 2014 and December 31, 2013.

Trade and other payables, excluding accrued interest, that are due in less than one year were $1,517 million and $1,486 million as of September 30, 2014 and December 31, 2013, respectively.

3.2    Fair value measurements recognized in the statements of comprehensive income

The Group’s derivative financial instruments are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

All of the Group's derivative financial instruments were in Level 2 as of September 30, 2014 and December 31, 2013 and are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Changes in any one or more of these assumptions could have a significant impact on the values.

There were no transfers between any levels during the nine month period ended September 30, 2014. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these instruments.

4.    Segment reporting

The Group's reportable business segments are as follows:

•
SIG — SIG is a manufacturer of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services.

•
Evergreen — Evergreen is a vertically integrated manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a manufacturer of plastic beverage caps, closures and high speed rotary capping equipment, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2014

•
Reynolds Consumer Products — Reynolds Consumer Products is a U.S. manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware.

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and PET egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•	Graham Packaging — Graham Packaging is a manufacturer of value-added, custom blow molded plastic containers for branded consumer products.

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit or expense.

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit net of cash distributed.

Segment assets and liabilities exclude intercompany transactions, which affect balances as a result of trade and borrowings between the segments. Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Prior to January 1, 2014 Pactiv Foodservice's sales of Hefty and store brand products to Reynolds Consumer Products and Reynolds Consumer Products' sales of non-branded products to Pactiv Foodservice were sold at cost. Effective January 1, 2014, sales between Pactiv Foodservice and Reynolds Consumer Products are determined with reference to prevailing market prices on an arm's-length basis. The results for the three and nine month periods ended September 30, 2013 have been revised to reflect the current pricing structure for comparability purposes. There is no impact to the combined financial results. With this change, all inter-segment pricing is determined with reference to prevailing market pricing on an arm's-length basis. In addition, Pactiv Foodservice's presentation of inter-segment revenue and cost of sales for the three and nine month periods ended September 30, 2013 has been revised to properly reflect the amounts reported for an adjustment of an intercompany elimination entry. This resulted in an equal increase to inter-segment revenue and cost of sales in Pactiv Foodservice in the amount of $10 million and $43 million, respectively, offset by an elimination of the same amount in Corporate/Unallocated. The adjustments do not impact gross profit or the combined financial results.

The following tables reflect the impact of these adjustments on previously reported periods:

	Reynolds Consumer Products		Pactiv Foodservice		Corporate/Unallocated
(In $ million)	Previously reported	Revised	Previously reported	Revised	Previously reported	Revised
Adjusted EBITDA
For the three month period ended March 31, 2013	131	123	117	127	(7)	(9)
For the three month period ended June 30, 2013	145	133	158	170	(14)	(14)
For the three month period ended September 30, 2013	138	128	165	175	(12)	(12)
For the year ended December 31, 2013	596	555	583	626	(42)	(44)

	Reynolds Consumer Products		Pactiv Foodservice		Corporate/Unallocated
(In $ million)	Previously reported	Revised	Previously reported	Revised	Previously reported	Revised
Adjusted EBITDA
For the three month period ended March 31, 2012	136	127	151	162	(19)	(21)
For the three month period ended June 30, 2012	134	120	163	177	(11)	(11)
For the three month period ended September 30, 2012	146	136	157	167	(3)	(3)
For the year ended December 31, 2012	603	558	611	657	(44)	(45)

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2014

Business segment reporting

	For the three month period ended September 30, 2014
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	549	412	291	678	923	677	—	3,530
Total inter-segment revenue	—	32	4	49	141	—	(226)	—
Total segment revenue	549	444	295	727	1,064	677	(226)	3,530
Gross profit	144	84	54	164	162	70	1	679
Expenses and other income	(48)	(24)	(21)	(62)	(56)	(24)	(30)	(265)
Share of profit of associates and joint ventures	5	—	—	—	—	—	—	5
Earnings before interest and tax (“EBIT”)	101	60	33	102	106	46	(29)	419
Financial income								1
Financial expenses								(861)
Profit (loss) before income tax								(441)
Income tax (expense) benefit								205
Profit (loss) after income tax								(236)

Earnings before interest and tax (“EBIT”)	101	60	33	102	106	46	(29)	419
Depreciation and amortization	32	14	17	26	60	81	(1)	229
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	133	74	50	128	166	127	(30)	648

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2014

	For the three month period ended September 30, 2014
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	133	74	50	128	166	127	(30)	648
Included in EBITDA:
Asset impairment charges, net of reversals	—	—	(1)	—	1	5	—	5
Equity method profit, net of cash distributed	3	—	—	—	—	—	—	3
Litigation settlement	—	—	—	—	—	(18)	—	(18)
Multi-employer pension plan withdrawal	—	2	—	—	—	—	—	2
Non-cash changes in provisions	—	—	—	—	—	(9)	—	(9)
Non-cash pension expense	—	—	—	—	—	—	8	8
Operational process engineering-related consultancy costs	1	—	—	—	—	1	—	2
Plant damages and associated insurance recoveries, net	—	—	—	—	(22)	—	—	(22)
Restructuring costs, net of reversals	11	3	2	—	1	1	—	18
Strategic review costs	—	—	—	—	—	—	11	11
Unrealized (gain) loss on derivatives	(2)	1	(2)	4	12	—	—	13
Other	—	—	—	—	—	—	2	2
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	146	80	49	132	158	107	(9)	663

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2014

	For the nine month period ended September 30, 2014
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,610	1,192	863	1,947	2,619	2,137	—	10,368
Total inter-segment revenue	—	83	16	110	410	—	(619)	—
Total segment revenue	1,610	1,275	879	2,057	3,029	2,137	(619)	10,368
Gross profit	407	222	158	464	439	248	3	1,941
Expenses and other income	(155)	(69)	(63)	(177)	(185)	(140)	(73)	(862)
Share of profit of associates and joint ventures	15	1	—	—	—	—	—	16
Earnings before interest and tax (“EBIT”)	267	154	95	287	254	108	(70)	1,095
Financial income								6
Financial expenses								(1,284)
Profit (loss) before income tax								(183)
Income tax (expense) benefit								(10)
Profit (loss) after income tax								(193)

Earnings before interest and tax (“EBIT”)	267	154	95	287	254	108	(70)	1,095
Depreciation and amortization	93	43	54	73	183	252	1	699
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	360	197	149	360	437	360	(69)	1,794

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2014

	For the nine month period ended September 30, 2014
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	360	197	149	360	437	360	(69)	1,794
Included in EBITDA:
Asset impairment charges, net of reversals	—	—	(1)	—	3	9	—	11
Business acquisition and integration costs	—	—	—	2	—	—	—	2
Equity method profit, net of cash distributed	5	(1)	—	—	—	—	—	4
Gain on sale of businesses and properties	—	—	(13)	—	(1)	—	—	(14)
Litigation settlement	—	—	—	—	—	(18)	—	(18)
Multi-employer pension plan withdrawal	—	2	—	—	—	—	—	2
Non-cash changes in provisions	—	—	—	—	—	(9)	—	(9)
Non-cash pension expense	—	—	—	—	—	—	23	23
Operational process engineering-related consultancy costs	4	—	—	—	—	6	—	10
Plant damages and associated insurance recoveries, net	—	—	—	—	(29)	—	—	(29)
Restructuring costs, net of reversals	32	4	3	1	13	16	—	69
Strategic review costs	—	—	—	—	—	—	11	11
Unrealized (gain) loss on derivatives	(5)	1	2	(1)	12	—	—	9
Other	—	—	—	1	—	—	6	7
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	396	203	140	363	435	364	(29)	1,872
Segment assets as of September 30, 2014	3,041	1,128	1,411	4,295	5,425	5,109	1,312	21,721
Segment liabilities as of September 30, 2014	713	498	315	987	1,521	867	17,639	22,540

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2014

	For the three month period ended September 30, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	566	397	310	622	881	753	—	3,529
Total inter-segment revenue	—	29	5	37	154	—	(225)	—
Total segment revenue	566	426	315	659	1,035	753	(225)	3,529
Gross profit	160	71	53	160	175	79	(1)	697
Expenses and other income	(87)	(22)	(33)	(49)	(72)	(68)	(25)	(356)
Share of profit of associates and joint ventures	9	—	—	—	—	—	(1)	8
Earnings before interest and tax (“EBIT”)	82	49	20	111	103	11	(27)	349
Financial income								192
Financial expenses								(340)
Profit (loss) before income tax								201
Income tax (expense) benefit								(354)
Profit (loss) after income tax								(153)

Earnings before interest and tax (“EBIT”)	82	49	20	111	103	11	(27)	349
Depreciation and amortization	36	13	20	23	65	94	2	253
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	118	62	40	134	168	105	(25)	602

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2014

	For the three month period ended September 30, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	118	62	40	134	168	105	(25)	602
Included in EBITDA:
Asset impairment charges, net of reversals	—	—	3	—	2	1	—	6
Business acquisition and integration costs	—	—	—	—	—	14	—	14
Equity method profit, net of cash distributed	3	—	—	—	—	—	—	3
Impact of purchase price accounting on inventories	—	—	—	—	1	—	—	1
Non-cash pension expense	—	—	—	—	—	—	14	14
Operational process engineering-related consultancy costs	3	—	—	—	—	—	—	3
Plant damages and associated insurance recoveries, net	—	—	—	—	3	—	—	3
Realized accumulated foreign currency translation loss on liquidation of subsidiary	33	—	—	—	—	—	—	33
Restructuring costs, net of reversals	—	—	9	—	2	6	—	17
Unrealized (gain) loss on derivatives	(4)	—	(1)	(6)	(2)	—	—	(13)
Other	1	—	—	—	1	—	(1)	1
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	154	62	51	128	175	126	(12)	684

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2014

	For the nine month period ended September 30, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,640	1,155	912	1,835	2,570	2,329	—	10,441
Total inter-segment revenue	—	77	12	101	442	—	(632)	—
Total segment revenue	1,640	1,232	924	1,936	3,012	2,329	(632)	10,441
Gross profit	423	200	154	485	496	259	(3)	2,014
Expenses and other income	(187)	(66)	(98)	(177)	(219)	(195)	(72)	(1,014)
Share of profit of associates and joint ventures	18	1	—	—	—	—	(1)	18
Earnings before interest and tax (“EBIT”)	254	135	56	308	277	64	(76)	1,018
Financial income								31
Financial expenses								(1,068)
Profit (loss) before income tax								(19)
Income tax (expense) benefit								(69)
Profit (loss) after income tax								(88)

Earnings before interest and tax (“EBIT”)	254	135	56	308	277	64	(76)	1,018
Depreciation and amortization	128	41	59	70	185	287	2	772
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	382	176	115	378	462	351	(74)	1,790

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2014

	For the nine month period ended September 30, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	382	176	115	378	462	351	(74)	1,790
Included in EBITDA:
Asset impairment charges, net of reversals	—	—	3	—	4	5	—	12
Business acquisition and integration costs	—	—	—	—	—	36	—	36
Equity method profit, net of cash distributed	3	—	—	—	—	—	—	3
Gain on sale of businesses and properties	(2)	—	—	—	(1)	—	—	(3)
Impact of purchase price accounting on inventories	—	—	—	—	1	—	—	1
Non-cash changes in provisions	—	—	—	—	—	—	(3)	(3)
Non-cash pension expense	—	—	—	—	—	—	43	43
Operational process engineering-related consultancy costs	5	—	—	—	—	—	—	5
Plant damages and associated insurance recoveries, net	—	—	—	—	(5)	—	—	(5)
Realized accumulated foreign currency translation loss on liquidation of subsidiary	33	—	—	—	—	—	—	33
Restructuring costs, net of reversals	—	—	13	1	9	10	—	33
Unrealized (gain) loss on derivatives	(3)	—	(1)	5	—	—	—	1
VAT and customs refunds on historical imports	(16)	—	—	—	—	—	—	(16)
Other	1	—	1	—	2	—	(1)	3
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	403	176	131	384	472	402	(35)	1,933
Segment assets as of December 31, 2013(1)	3,026	1,085	1,444	4,196	5,475	5,308	1,542	22,076
Segment liabilities as of December 31, 2013	770	468	320	911	1,415	893	17,811	22,588

(1)    Segment assets as of December 31, 2013 has been revised to conform to the current year presentation to exclude investments in subsidiaries.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2014

5.    Seasonality

Our business is impacted by seasonal fluctuations.

SIG

SIG's operations are moderately seasonal. SIG's customers are principally engaged in providing products such as beverages and liquid foods that are generally less sensitive to seasonal effects, although SIG experiences some seasonality as a result of increased consumption of juices and tea during the summer months in Europe. SIG therefore typically experiences a greater level of carton sleeve sales in the second and third quarters. Sales in the fourth quarter can increase due to additional purchases by customers prior to the end of the year to achieve annual volume rebates that SIG offers.

Evergreen

Evergreen's operations are moderately seasonal. Evergreen's customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.

Closures

Closures' operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In order to avoid capacity shortfalls in the summer months, Closures' customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales in the Northern Hemisphere during the second and third quarters.

Reynolds Consumer Products

Reynolds Consumer Products' operations are moderately seasonal with higher levels of sales of cooking and tableware products around major U.S. holidays. Sales of cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday use of Reynolds Wrap foil, Reynolds Oven Bags and Reynolds Parchment Paper. Sales of tableware products are higher in the second quarter of the year due to outdoor summer holiday use of disposable tableware plates, cups and bowls. Sales of waste and storage products are slightly higher in the second half of the year in North America, coinciding with the outdoor fall cleanup season.

Pactiv Foodservice

Pactiv Foodservice's operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest and the holiday season lead to increased consumption of foodservice and food packaging products. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.

Graham Packaging

Graham Packaging's operations are slightly seasonal with higher levels of unit volume sales in the second and third quarters. Graham Packaging experiences some seasonality of bottled beverages during the summer months, most significantly in North America. Typically Graham Packaging begins to build inventory in the first and early second quarters to prepare for the summer demand.

6.    Other income

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2014	2013	2014	2013
Gain on sale of businesses	—	—	14	—
Gain on sale of non-current assets	1	—	2	3
Insurance recoveries	22	7	37	13
Litigation settlement	18	—	18	3
Net foreign currency exchange gain	1	—	4	—
Non-cash changes in provisions	9	—	9	3
Unrealized gains on derivatives	—	13	—	—
VAT and customs refunds on historical imports	—	—	—	6
Other	4	6	11	17
Total other income	55	26	95	45

In July 2014, the Graham Packaging segment recognized a benefit of $27 million for the settlement of litigation related to the pre-acquisition purchase of a business. The benefit was comprised of $18 million of cash and $9 million from the reversal of a provision.

Other income includes insurance recoveries related to plant damages in the Pactiv Foodservice segment. The Group expects to receive additional insurance recoveries in 2014.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2014

7.    Other expenses

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2014	2013	2014	2013
Asset impairment charges, net of reversals	—	(6)	(6)	(12)
Business acquisition and integration costs	—	(14)	—	(36)
Net foreign currency exchange loss	—	(5)	—	(11)
Operational process engineering-related consultancy costs	(1)	(3)	(4)	(5)
Plant damages, net of insurance recoveries	—	—	—	8
Strategic review costs	(11)	—	(11)	—
Realized accumulated foreign currency translation loss on liquidation of subsidiary	—	(33)	—	(33)
Restructuring costs, net of reversals	—	(3)	—	(12)
Unrealized losses on derivatives	(13)	—	(9)	(1)
Other	—	(1)	—	(7)
Total other expenses	(25)	(65)	(30)	(109)

On July 28, 2014, the Group announced it is undertaking a strategic review of its ownership of its Evergreen and Closures businesses. This initiative is part of a review and possible reallocation of capital and resources within the Group's business portfolio. In addition, as a result of an approach received, the Group has decided to also undertake a strategic review of its SIG business. Both reviews may result in a decision to sell some or all of those businesses, although no decision has been made at this time to do so.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2014

8.    Financial income and expenses

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2014	2013	2014	2013
Interest income	1	(2)	5	6
Interest income on related party loans	—	—	1	—
Net gain in fair values of derivatives	—	124	—	—
Net foreign currency exchange gain	—	70	—	25
Financial income	1	192	6	31
Interest expense on:
Securitization Facility	(3)	(2)	(7)	(7)
2013 Credit Agreement	(27)	—	(80)	—
2012 Credit Agreement	—	(32)	—	(95)
September 2012 Senior Secured Notes	(47)	(47)	(140)	(140)
February 2012 Senior Notes	(1)	(1)	(1)	(1)
August 2011 Notes	(85)	(85)	(255)	(255)
February 2011 Notes	(37)	(37)	(113)	(113)
October 2010 Notes	(60)	(60)	(181)	(181)
May 2010 Senior Notes	(21)	(21)	(64)	(64)
2013 Senior Notes	(9)	—	(27)	—
2013 Senior Subordinated Notes	(9)	—	(27)	—
2007 Notes	—	(26)	—	(77)
Pactiv 2017 Notes	(6)	(6)	(18)	(18)
Pactiv 2018 Notes	—	—	(1)	(1)
Pactiv 2025 Notes	(5)	(5)	(16)	(16)
Pactiv 2027 Notes	(4)	(4)	(12)	(12)
Amortization of:
Debt issuance costs:
Securitization Facility	—	—	(1)	(1)
2013 Credit Agreement	—	—	(1)	—
2012 Credit Agreement	—	(1)	—	(2)
September 2012 Senior Secured Notes	(1)	(1)	(4)	(4)
August 2011 Notes	(3)	(2)	(8)	(7)
February 2011 Notes	(1)	(1)	(2)	(2)
October 2010 Notes	(2)	(3)	(7)	(7)
May 2010 Senior Notes	(1)	(1)	(3)	(3)
2013 Senior Notes	(1)	—	(2)	—
2013 Senior Subordinated Notes	—	—	(1)	—
2007 Notes	—	(2)	—	(4)
Fair value adjustment on acquired notes	1	1	2	2
Original issue discounts	(1)	—	(2)	(1)
Embedded derivatives	3	2	8	7
Net loss in fair values of derivatives	(435)	—	(180)	(52)
Net foreign currency exchange loss	(100)	—	(125)	—
Other	(6)	(6)	(16)	(14)
Financial expenses	(861)	(340)	(1,284)	(1,068)
Net financial expenses	(860)	(148)	(1,278)	(1,037)

Refer to note 12 for information on the Group's borrowings.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2014

9.    Income tax

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2014	2013	2014	2013
Reconciliation of effective tax rate
Profit (loss) before income tax	(441)	201	(183)	(19)
Income tax (expense) benefit using the New Zealand tax rate of 28%	124	(57)	51	5
Effect of tax rate differences in foreign jurisdictions	31	3	40	30
Effect of tax rates in state and local jurisdictions	5	(2)	1	—
Permanent differences and annualized tax rate adjustment	116	(304)	(19)	(46)
Withholding tax	(4)	(3)	(11)	(8)
Tax rate modifications	—	5	7	6
Recognition of previously unrecognized tax losses and temporary differences	(1)	(1)	3	6
Unrecognized tax losses and temporary differences	(71)	9	(85)	(48)
Tax uncertainties	1	—	5	—
Tax on unremitted earnings	(2)	(2)	(6)	(13)
Over (under) provided in prior periods	9	(3)	8	(4)
Other	(3)	1	(4)	3
Total income tax (expense) benefit	205	(354)	(10)	(69)

In interim periods, the Group normally computes an estimated annual effective tax rate for each taxing jurisdiction based on forecasted full-year pre-tax income and permanent items. The estimated annual effective tax rate is applied to each taxing jurisdiction's year-to-date pre-tax income, excluding items for which the tax impact is determined separately. The annualized tax rate calculation allocates estimated full-year income taxes between interim periods, but has no effect on cash taxes paid.

However, for the three and nine month periods ended September 30, 2014, components of tax expense or benefit were calculated under the discrete method. The discrete method treats the year-to-date period as if it was the annual period and determines the income tax expense or benefit on that basis. The Group has significant permanent items, and when compared with marginal ordinary income, minor fluctuations in these estimates result in significant fluctuations in the forecasted annualized effective tax rate. The Group believes that the discrete calculation of the effective tax rate provides a more reliable estimate of the tax expense or benefit for these periods.

The negative effective tax rate in both the nine months ended September 30, 2014 and 2013 reflects the relative mix of earnings and losses and the significant unrecognized tax benefits on certain losses. The effective tax rate in the prior year period and the change in the effective tax rate compared to the nine months ended September 30, 2014 is primarily due to the effect of the near break-even consolidated loss before tax for the prior year period. In addition, the change in the effective rate also reflects the mix of book income and losses taxed at varying rates among the jurisdictions in which the Group operates.
The effective tax rates for the three months ended September 30, 2014 and 2013 both reflect cumulative year-to-date adjustments arising from revised estimates of the annualized effective tax rate. The change in effective tax rate is also the result of changes in the mix of book income and losses taxed at varying rates amongst the jurisdictions in which the Group operates.
Included in the line item “Over (under) provided in prior periods” in the above table for the three and nine month periods ended September 30, 2014 is an adjustment to correct for an overstatement of deferred tax expense on fixed assets during the fourth quarter of 2013. The adjustment decreased tax expense and the loss for the period by $5 million for the three and nine month periods ended September 30, 2014.

In addition to the above amounts, for the three and nine month periods ended September 30, 2014, the Group has recognized a tax benefit of $7 million and $51 million, respectively, directly in other comprehensive income (three and nine month periods ended September 30, 2013: tax expense of $67 million and $275 million, respectively).

10.    Depreciation and amortization expenses

Property, plant and equipment

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2014

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2014	2013	2014	2013
Cost of sales	154	173	465	517
Selling, marketing and distribution expenses	—	1	2	2
General and administration expenses	4	5	15	13
Total depreciation expense	158	179	482	532

Intangible assets

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2014	2013	2014	2013
Cost of sales	12	13	38	60
General and administration expenses	59	61	179	180
Total amortization expense	71	74	217	240

11.    Inventories

(In $ million)	As of September 30, 2014	As of December 31, 2013
Raw materials and consumables	494	438
Work in progress	245	239
Finished goods	965	870
Engineering and maintenance materials	159	155
Provision against inventories	(55)	(55)
Total inventories	1,808	1,647

During the three and nine month periods ended September 30, 2014, the raw materials elements of inventory recognized as a component of cost of sales totaled $1,676 million and $4,969 million, respectively (three and nine month periods ended September 30, 2013: $1,564 million and $4,704 million, respectively).

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2014

12.    Borrowings

As of September 30, 2014, Reynolds Group Holdings Limited ("RGHL"), the immediate parent of the Group, and the Group were in compliance with all of their covenants. The Group's borrowings are detailed below:

(In $ million)	As of September 30, 2014	As of December 31, 2013
Securitization Facility(a)(r)	419	438
2013 Credit Agreement(b)(s)	26	27
Other borrowings(w)	11	5
Current borrowings	456	470
2013 Credit Agreement(b)(s)	2,536	2,586
September 2012 Senior Secured Notes(c)(t)	3,225	3,222
February 2012 Senior Notes(d)(t)	9	9
August 2011 Senior Secured Notes(e)(t)	1,477	1,475
August 2011 Senior Notes(f)(t)	2,200	2,195
February 2011 Senior Secured Notes(g)(t)	998	998
February 2011 Senior Notes(h)(t)	996	996
October 2010 Senior Secured Notes(i)(t)	1,482	1,478
October 2010 Senior Notes(j)(t)	1,476	1,474
May 2010 Senior Notes(k)(t)	987	985
2013 Senior Notes(l)(u)	645	644
2013 Senior Subordinated Notes(m)(u)	585	584
Pactiv 2017 Notes(n)(v)	307	310
Pactiv 2018 Notes(o)(v)	16	16
Pactiv 2025 Notes(p)(v)	271	270
Pactiv 2027 Notes(q)(v)	197	197
Other borrowings(w)	27	27
Non-current borrowings	17,434	17,466
Total borrowings	17,890	17,936

(In $ million)		As of September 30, 2014	As of December 31, 2013
(a)	Securitization Facility	425	445
	Debt issuance costs	(6)	(7)
	Carrying amount	419	438
(b)	2013 Credit Agreement (current and non-current)	2,570	2,623
	Debt issuance costs	(8)	(10)
	Carrying amount	2,562	2,613
(c)	September 2012 Senior Secured Notes	3,250	3,250
	Debt issuance costs	(43)	(48)
	Embedded derivative	18	20
	Carrying amount	3,225	3,222
(d)	February 2012 Senior Notes	9	9
	Carrying amount	9	9
(e)	August 2011 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(24)	(26)
	Original issue discount	(8)	(9)
	Embedded derivative	9	10
	Carrying amount	1,477	1,475
(f)	August 2011 Senior Notes	2,241	2,241

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2014

	Debt issuance costs	(45)	(51)
	Original issue discount	(5)	(5)
	Embedded derivative	9	10
	Carrying amount	2,200	2,195
(g)	February 2011 Senior Secured Notes	1,000	1,000
	Debt issuance costs	(13)	(14)
	Embedded derivative	11	12
	Carrying amount	998	998
(h)	February 2011 Senior Notes	1,000	1,000
	Debt issuance costs	(12)	(13)
	Embedded derivative	8	9
	Carrying amount	996	996
(i)	October 2010 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(24)	(28)
	Embedded derivative	6	6
	Carrying amount	1,482	1,478
(j)	October 2010 Senior Notes	1,500	1,500
	Debt issuance costs	(30)	(33)
	Embedded derivative	6	7
	Carrying amount	1,476	1,474
(k)	May 2010 Senior Notes	1,000	1,000
	Debt issuance costs	(18)	(21)
	Embedded derivative	5	6
	Carrying amount	987	985
(l)	2013 Senior Notes	650	650
	Debt issuance costs	(5)	(6)
	Carrying amount	645	644
(m)	2013 Senior Subordinated Notes	590	590
	Debt issuance costs	(5)	(6)
	Carrying amount	585	584
(n)	Pactiv 2017 Notes	300	300
	Fair value adjustment at acquisition	7	10
	Carrying amount	307	310
(o)	Pactiv 2018 Notes	16	16
	Carrying amount	16	16
(p)	Pactiv 2025 Notes	276	276
	Fair value adjustment at acquisition	(5)	(6)
	Carrying amount	271	270
(q)	Pactiv 2027 Notes	200	200
	Fair value adjustment at acquisition	(3)	(3)
	Carrying amount	197	197

(r)        Securitization Facility

Certain members of the Group are parties to a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the "Securitization Facility"). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. The Securitization Facility matures on November 7, 2017 and accrues interest at a rate of either the cost of funds in commercial paper or LIBOR, set daily, plus, in each case, a margin of 1.90%. During the nine month period ended September 30, 2014, interest was charged at a rate between 2.08% and 2.10%. The Securitization Facility is secured by all of the assets of the borrower, Beverage Packaging Factoring (Luxembourg) S.à r.l., which consist primarily of the eligible trade receivables and cash. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2014

(s)         2013 Credit Agreement

RGHL and certain members of the Group are parties to a senior secured credit agreement dated September 28, 2012 as amended on November 27, 2013 and on December 27, 2013 (the "2013 Credit Agreement"), which amended the previous terms. The 2013 Credit Agreement comprises the following term and revolving tranches:

	Currency	Maturity date	Original facility value (in million)	Value drawn or utilized as of September 30, 2014 (in million)	Applicable interest rate as of September 30, 2014
Term Tranches
U.S. Term Loan	$	December 1, 2018	2,213	2,196	3 month LIBOR floor of 1.000% + 3.000%
European Term Loan	€	December 1, 2018	297	295	3 month EURIBOR floor of 1.000% + 3.250%
Revolving Tranches(1)
Revolving Tranche	$	December 27, 2018	120	63	—
Revolving Tranche	€	December 27, 2018	54	15	—

(1)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

RGHL and certain members of the Group have guaranteed on a senior basis the obligations under the 2013 Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the 2013 Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and the September 2012 Senior Secured Notes (each as defined below, and together the “Reynolds Senior Secured Notes”).

Indebtedness under the 2013 Credit Agreement may be voluntarily repaid in whole or in part and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans, which commenced with the fiscal quarter ended March 31, 2014. Beginning with the fiscal year ending December 31, 2014, the borrowers are also required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the 2013 Credit Agreement.

The 2013 Credit Agreement contains customary covenants which restrict RGHL and the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the 2013 Credit Agreement. RGHL and the Group also have a maximum senior secured first lien leverage ratio covenant. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 25% or less of the adjusted consolidated total assets of RGHL and the Group as of the last day of the most recently ended fiscal quarter of RGHL for which financial statements are available, and the aggregate of the EBITDA of the non-guarantor companies is required to be 25% or less of the consolidated EBITDA of RGHL and the Group for the period of four consecutive fiscal quarters of RGHL for which financial statements are available, in each case calculated in accordance with the 2013 Credit Agreement (the "Guarantor Coverage Test"), which may differ from the measure of Adjusted EBITDA as disclosed in note 4. If RGHL and the Group are unable to meet the Guarantor Coverage Test, RGHL and the Group will be required to add additional subsidiary guarantors as necessary to satisfy such requirements. The 2013 Credit Agreement provides RGHL and the Group with greater flexibility to exclude certain non-U.S. companies from the collateral and guarantee requirements. Provided that RGHL and the Group meet the Guarantor Coverage Test, RGHL and the Group have the ability to designate certain non-U.S. companies as excluded subsidiaries which would result in such non-U.S. companies no longer guaranteeing the 2013 Credit Agreement and being released from their guarantees of the Reynolds Notes (as defined below) and the 2013 Notes (as defined below).

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2014

(t)        Reynolds Notes

The Group's borrowings as of September 30, 2014 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Notes Issuers") are defined and summarized below:

	Currency	Issue date	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
September 2012 Senior Secured Notes	$	September 28, 2012	3,250	5.750%	October 15, 2020	April 15 and October 15
February 2012 Senior Notes	$	February 15, 2012	9	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Secured Notes	$	August 9, 2011	1,500	7.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes	$	August 9, 2011 and August 10, 2012	2,241	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	$	February 1, 2011	1,000	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	$	February 1, 2011	1,000	8.250%	February 15, 2021	February 15 and August 15
October 2010 Senior Secured Notes	$	October 15, 2010	1,500	7.125%	April 15, 2019	April 15 and October 15
October 2010 Senior Notes	$	October 15, 2010	1,500	9.000%	April 15, 2019	April 15 and October 15
May 2010 Senior Notes	$	May 4, 2010	1,000	8.500%	May 15, 2018	May 15 and November 15

The August 2011 Senior Secured Notes and the August 2011 Senior Notes are collectively defined as the "August 2011 Notes." The February 2011 Senior Secured Notes and the February 2011 Senior Notes are collectively defined as the "February 2011 Notes." The October 2010 Senior Secured Notes and the October 2010 Senior Notes are collectively defined as the "October 2010 Notes."

As used herein, “Reynolds Notes” refers to the September 2012 Senior Secured Notes, the February 2012 Senior Notes, the August 2011 Notes, the February 2011 Notes, the October 2010 Notes and the May 2010 Senior Notes.

Assets pledged as security for loans and borrowings

The shares in BP I and BP II have been pledged as collateral to support the obligations under the 2013 Credit Agreement and the Reynolds Senior Secured Notes. In addition, BP I, certain subsidiaries of BP I and BP II have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the 2013 Credit Agreement and the Reynolds Senior Secured Notes.

Additional information regarding the Reynolds Notes

The guarantee and security arrangements, indenture restrictions, early redemption options and change of control provisions for the Reynolds Notes are unchanged from December 31, 2013.

(u)         2013 Notes

As of September 30, 2014, the Group had outstanding the following notes (defined below, and together the “2013 Notes”) issued by BP II and Beverage Packaging Holdings II Issuer Inc., a wholly-owned subsidiary of BP I:

	Currency	Issue date	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
2013 Senior Notes	$	November 15, 2013	650	5.625%	December 15, 2016	June 15 and December 15
2013 Senior Subordinated Notes	$	December 10, 2013	590	6.000%	June 15, 2017	June 15 and December 15

The guarantee arrangements, indenture restrictions, early redemption options and change of control provisions for the 2013 Notes are unchanged from December 31, 2013.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2014

(v)    Pactiv Notes

As of September 30, 2014, the Group had outstanding the following notes (defined below, and together the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

	Currency	Date acquired by the Group	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
Pactiv 2017 Notes	$	November 16, 2010	300	8.125%	June 15, 2017	June 15 and December 15
Pactiv 2018 Notes	$	November 16, 2010	16	6.400%	January 15, 2018	January 15 and July 15
Pactiv 2025 Notes	$	November 16, 2010	276	7.950%	December 15, 2025	June 15 and December 15
Pactiv 2027 Notes	$	November 16, 2010	200	8.375%	April 15, 2027	April 15 and October 15

The guarantee arrangements, indenture restrictions, and redemption terms for the Pactiv Notes are unchanged from December 31, 2013.

(w)    Other borrowings

As of September 30, 2014, in addition to the Securitization Facility, the 2013 Credit Agreement, the Reynolds Notes, the 2013 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of September 30, 2014, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the 2013 Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. These facilities rank pari passu with the obligations under the 2013 Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of September 30, 2014 also included finance lease obligations of $29 million (December 31, 2013: $30 million).

13.    Related parties

There have been no new significant related party transactions during the period. The nature of the Group's related party relationships, balances and transactions as of and for the three and nine month periods ended September 30, 2014 is consistent with the information presented in note 23 of the Group's annual combined financial statements for the year ended December 31, 2013.

14.    Contingencies

Litigation and legal proceedings

In addition to the amounts recognized as provisions in the statements of financial position, the Group has contingent liabilities related to other litigation and legal proceedings. The Group has determined that the possibility of a material outflow related to these contingent liabilities is remote.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness as described in note 12. There are also guarantees given to banks granting credit facilities to the Group's joint venture company SIG Combibloc Obeikan Company Limited, in Riyadh, Kingdom of Saudi Arabia.

15.    Subsequent events

There have been no events subsequent to September 30, 2014 which would require accrual or disclosure in these financial statements.